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04012502

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Bank of Canada

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 3764   FISCAL YEAR 10-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DAT : 2/2/04

82-3764

Table of Contents

FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

The consolidated financial statements of National Bank of Canada (the "Bank") as well as the other financial information presented in the Annual Report were prepared by management, which is responsible for their integrity, including material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, other than the accounting for the general allowance for credit risk which, until January 31, 2002, was in accordance with the accounting treatment prescribed by the Superintendent of Financial Institutions Canada (the "Superintendent") under the *Bank Act*, as described in Note 1. Since February 1, 2002, the consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting treatment prescribed by the Superintendent.

Management maintains the necessary accounting and control systems in discharging its responsibility and ensuring that the Bank's assets are safeguarded. These controls include standards for hiring and training personnel, defining and evaluating tasks and functions, operating policies and procedures, and budget controls.

The Board of Directors (the "Board") is responsible for examining and approving the financial information which appears in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation the consolidated financial statements and the maintenance of accounting and control systems.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for the ongoing evaluation of internal control procedures, for examining the consolidated financial statements, and for recommending them to the Board for approval. A team of internal auditors reports to the Committee and makes presentations to it on a regular basis.

The control systems are reinforced by the observance of the laws and regulations which apply to the Bank's operations. The Superintendent regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* with respect to the safety of the depositors and shareholders of the Bank are being observed and that the Bank is in a sound financial condition.

The independent auditors, whose report follows, were appointed by the shareholders on the recommendation of the Board. They were given full and unrestricted access to the Committee to discuss matters related to their audit and the reporting of information.

Réal Raymond

President and
Chief Executive Officer

Michel Labonté

Senior Vice-President
Finance, Technology and Corporate Affairs

Montreal, November 28, 2003

AUDITORS' REPORT

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2003 and 2002 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Note 1 describes the Bank's accounting policy concerning the general allowance for credit risk. As explained in Note 28, the Superintendent of Financial Institutions Canada required the creation of a general allowance for credit losses which, as at October 31, 2001, exceeded the amount required in accordance with Canadian generally accepted accounting principles by $97 million. Since January 31, 2002, the Bank's general allowance for credit risk has been in accordance with Canadian generally accepted accounting principles, and with the accounting treatment of the Superintendent of Financial Institutions Canada.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, other than for the impact of the general allowance for credit losses required by the Superintendent of Financial Institutions Canada as described in the previous paragraph.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants

Montreal, November 28, 2003

CONSOLIDATED STATEMENT OF INCOME

Year ended October 31 *(millions of dollars except per share amounts)*	Note	2003	2002
Interest income and dividends			
Loans		1,872	1,906
Securities		526	511
Deposits with financial institutions		131	174
		2,529	2,591
Interest expense			
Deposits		1,030	979
Subordinated debentures		105	110
Other		70	58
		1,205	1,147
Net interest income		1,324	1,444
Other income			
Capital market fees		544	539
Deposit and payment service charges		189	186
Trading revenues		335	74
Losses on investment account securities, net	23	(6)	(103)
Card service revenues		49	47
Lending fees		204	181
Acceptances, letters of credit and guarantee		63	63
Securitization revenues		204	204
Foreign exchange revenues		66	67
Trust services and mutual funds		210	160
Other		180	166
		2,038	1,584
Total revenues		3,362	3,028
Provision for credit losses	6	177	490
Operating expenses			
Salaries and staff benefits		1,287	1,147
Occupancy		192	191
Computers and equipment		312	305
Communications		80	77
Professional fees		112	99
Other		276	221
		2,259	2,040
Income before income taxes, non-controlling interest and discontinued operations		926	498
Income taxes	16	277	150
		649	348
Non-controlling interest		27	30
Income before discontinued operations		622	318
Discontinued operations	26	2	111
Net income		624	429
Dividends on preferred shares	14	25	21
Net income available to common shares		599	408
Average number of common shares outstanding (thousands)	17		
Basic		177,751	186,608
Diluted		179,235	187,727
Income before discontinued operations per common share	17		
Basic		3.36	1.59
Diluted		3.33	1.59
Net income per common share	17		
Basic		3.37	2.18
Diluted		3.34	2.18
Dividends per common share	14	1.08	0.93

CONSOLIDATED BALANCE SHEET

As at October 31 (millions of dollars)	Note	2003	2002
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada		313	245
Deposits with financial institutions		6,734	6,619
		7,047	6,864
Securities			
Investment account	4	6,998	6,863
Trading account	4	19,151	13,179
Loan substitute		30	76
		26,179	20,118
Loans	5 and 6		
Residential mortgage		13,976	12,867
Personal and credit card		6,101	5,561
Business and government		18,934	20,680
Securities purchased under reverse repurchase agreements		3,955	2,366
Allowance for credit losses		(630)	(662)
		42,336	40,812
Other			
Customers' liability under acceptances		3,334	2,988
Assets held for disposal	26	-	313
Premises and equipment	7	263	255
Goodwill	8	660	661
Intangible assets	8	183	184
Other assets	9	2,421	2,398
		6,861	6,799
		82,423	74,593
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	10		
Personal		23,512	22,607
Business and government		22,700	22,582
Deposit-taking institutions		5,251	6,501
		51,463	51,690
Other			
Acceptances		3,334	2,988
Obligations related to securities sold short		8,457	5,542
Obligations related to securities sold under repurchase agreements		8,674	4,416
Other liabilities	11	4,484	3,978
		24,949	16,924
Subordinated debentures	12	1,516	1,592
Non-controlling interest		398	486
Shareholders' equity			
Preferred shares	14	375	300
Common shares	14	1,583	1,639
Contributed surplus	15	2	-
Retained earnings		2,137	1,962
		4,097	3,901
		82,423	74,593

Réal Raymond
President and
Chief Executive Officer

Pierre Bourgie
Director

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year ended October 31 *(millions of dollars)*	Note	2003	2002
Preferred shares at beginning		300	492
Issuance of preferred shares, Series 15		200	–
Redemption of preferred shares, Series 10, 11 and 12 for cancellation		(125)	(192)
Preferred shares at end	14	375	300
Common shares at beginning		1,639	1,668
Issuance of common shares		26	53
Repurchase of common shares for cancellation		(82)	(82)
Common shares at end	14	1,583	1,639
Contributed surplus at beginning		-	–
Stock option expense		2	–
Contributed surplus at end	15	2	–
Retained earnings at beginning		1,962	1,956
Net income		624	429
Dividends			
Preferred shares	14	(25)	(21)
Common shares	14	(193)	(174)
Income taxes related to dividends on preferred shares, Series 10, 11, 12, 13 and 15		-	(2)
Premium paid on common shares repurchased for cancellation	14	(216)	(224)
Foreign currency translation adjustment, net of income taxes		(11)	(2)
Share issuance expenses, net of income taxes		(4)	–
Retained earnings at end		2,137	1,962
Shareholders' equity		4,097	3,901

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended October 31 (millions of dollars)	2003	2002
Cash flows from operating activities		
Net income	624	429
Adjustments for:		
Provision for credit losses excluding discontinued operations	177	490
Provision for credit losses attributed to discontinued operations	1	(51)
Amortization of premises and equipment	49	58
Future income taxes	5	(24)
Translation adjustment on foreign currency subordinated debentures	(76)	(10)
Impairment charge	-	139
Gains on sale of investment account securities, net	(1)	(41)
Gains on asset securitizations	(87)	(46)
Stock option expense	2	-
Change in interest payable	72	(153)
Change in interest receivable	(34)	(25)
Change in income taxes payable	208	164
Change in unrealized losses and net amounts payable on derivative contracts	10	124
Change in trading account securities	(5,972)	(2,187)
Excess of contributions over expenses for employee pension plans	(255)	-
Change in other items	554	(234)
	(4,723)	(1,367)
Cash flows from financing activities		
Change in deposits	(227)	254
Redemption and maturity of subordinated debentures	-	(45)
Issuance of common shares	26	53
Issuance of preferred shares	200	-
Repurchase of common shares for cancellation	(298)	(306)
Redemption of preferred shares for cancellation	(125)	(192)
Dividends paid on common shares	(235)	(174)
Dividends paid on preferred shares	(25)	(21)
Change in obligations related to securities sold short	2,915	163
Change in obligations related to securities sold under repurchase agreements	4,258	9
Change in other items	(16)	(4)
	6,473	(263)
Cash flows from investing activities		
Change in loans	(1,528)	(3,267)
Proceeds from securitization of assets	1,729	1,880
Proceeds from sale of guaranteed loans	-	2,540
Purchases of investment account securities	(21,342)	(21,432)
Sales of investment account securities	21,220	21,329
Change in securities purchased under reverse repurchase agreements	(1,589)	1,675
Net acquisitions of premises and equipment	(57)	(63)
	(1,567)	2,662
Increase in cash and cash equivalents	183	1,032
Cash and cash equivalents at beginning	6,864	5,832
Cash and cash equivalents at end	7,047	6,864
Cash and cash equivalents		
Cash and deposits with Bank of Canada	313	245
Deposits with financial institutions	6,734	6,619
	7,047	6,864
Interest and dividends paid	1,395	1,519
Income taxes paid	126	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with section 308(4) of the *Bank Act*, which states that Canadian generally accepted accounting principles (GAAP) are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 29.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of balance sheet assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the period covered by the consolidated financial statements. Actual results could differ from those estimates.

The significant accounting policies used in preparing these consolidated financial statements are summarized below. The Superintendent has prescribed an accounting treatment for the general allowance for credit risk which, until January 31, 2002, was not in compliance with Canadian GAAP; a comparison of this treatment is presented in Note 28. Since February 1, 2002, the consolidated financial statements are in accordance with Canadian GAAP.

The consolidated financial statements of the Bank include the assets, liabilities and operating results of the Bank and all its subsidiaries after the elimination of intercompany transactions and balances.

Investments in companies over which the Bank has the ability to exercise significant influence are accounted for using the equity method and are included in "Other Assets" in the Consolidated Balance Sheet. The Bank's share of income (losses) from these companies is included in interest income and dividends in the Consolidated Statement of Income.

Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at month-end exchange rates at the dates of the consolidated financial statements. Revenues and expenses are translated using average monthly exchange rates. Translation gains and losses, realized or unrealized, are recorded in the current year Consolidated Statement of Income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at month-end exchange rates at the balance sheet dates, while revenues and expenses are translated using the average monthly exchange rates. Exchange gains and losses arising from translation of foreign operations with a functional currency other than the Canadian dollar, and the results of hedging these positions, net of income taxes, are reported in retained earnings.

Cash resources
Cash resources consist of cash and cash equivalents. Cash includes cash on hand, bank notes and coin, while cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, and cheques and other items in transit.

Securities
Securities are divided into three major categories: investment account securities, trading account securities and loan substitutes.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at their acquisition cost if the Bank does not have the ability to exercise a significant influence over the investee, while debt securities are stated at their unamortized acquisition cost. Premiums and discounts on debt securities are amortized using the effective yield method over the period to maturity or disposal of the security. Gains or losses realized on the disposal of securities and the amortization of premiums and discounts are recorded in income. Any loss in the value of investment account securities that is other than a temporary impairment is recorded in income.

Trading account securities are purchased for resale in the short term. They are presented at their fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities. Realized and unrealized gains or losses on these securities are recorded in income.

Loan substitutes are customer financing which have been structured as after-tax securities rather than conventional loans in order to provide the issuers with a borrowing rate advantage. These securities are accounted for in the same manner as loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loans

A loan, other than a credit card loan, is considered impaired when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of principal and interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded, and the carrying value of the loan is adjusted to its estimated realizable amount by writing off all or part of the loan and/or by taking an allowance for credit losses.

The Canadian Institute of Chartered Accountants (CICA) made amendments to Section 3025 "Impaired Loans" in order to bring the accounting treatment of foreclosed assets in line with the new rules for the presentation of long-lived assets held for disposal contained in Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". The amendments to Section 3025 apply to all foreclosures in settlement of an impaired loan on or after May 1, 2003. The new rules divide foreclosures into two categories: foreclosed assets held for sale, and foreclosed assets held for use. Assets foreclosed before May 1, 2003 and classified under the old standards as being held for sale have been reclassified as assets held for use when they did not meet the new criteria.

Foreclosed assets held for sale in settlement of an impaired loan are presented at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded as a charge to "Provision for credit losses". For any subsequent change in their fair value, gains or losses are reported under "Other income" in the Consolidated Statement of Income. Gains may not exceed losses in value recognized after the date of foreclosure. Revenues generated by foreclosed asset, and operating expenses are included in the Consolidated Statement of Income.

Foreclosed assets held for use in settlement of an impaired loan are evaluated at their fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding fair value is recorded under "Provision for credit losses". These assets are subsequently presented at the date of foreclosure as premises and equipment, and are subject to the same accounting rules.

Loan origination fees, including loan commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. Commitment fees are treated on the same basis if there is reasonable expectation that the commitment will result in a loan; the fees are then amortized to interest income over the term of the loan. Otherwise, the fees are included in other income over the term of the commitment. Loan syndication fees are recognized in other income, unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to interest income over the term of the loan.

Loans also include securities purchased under reverse repurchase agreements which the Bank has purchased and simultaneously committed to resell to the initial buyer at a specified price on a specified date. Since ownership of the securities does not change, the transaction is treated as a loan by the Bank. The securities are recorded at cost and the related interest income is recorded on an accrual basis.

Allowance for credit losses

The allowance for credit losses reflects management's best estimate of losses in its loan portfolio as at the balance sheet date. The allowance relates primarily to loans, but may also cover the credit risk associated with deposits with other banks, derivative products, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of the specific allowance for impaired loans, the allowance for designated countries and the general allowance for credit risk, is increased by the provision for credit losses which is charged to income and reduced by the amount of write-offs, net of recoveries.

The specific allowance for impaired loans is established for all such loans for which the impairment could be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are determined by discounting expected future cash flows for each group of loans by using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off when no payments have been received within 180 days.

The allowance for credit losses in relation to loans to countries designated by the Superintendent is revalued on an ongoing basis according to risk exposure in the various countries and their related economic conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The allocated general allowance for credit risk represents management's best estimate of probable losses within the portion of the loan portfolio that has not yet been specifically identified as impaired. This amount is established through the application of expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis according to loan type. For more homogeneous portfolios, such as residential mortgages, small and medium-sized enterprise loans, personal loans and credit card loans, the determination of the allocated general allowance is performed on a product portfolio basis. The losses are determined by the application of loss ratios determined through the statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowance for credit losses, the allowance for designated countries or the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. This allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization
The Bank enters into securitization transactions involving residential and commercial mortgage loans, consumer loans, personal loans and credit card receivables by selling them to special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Prior to July 1, 2001, securitization transactions were recorded in accordance with the Emerging Issues Committee's Abstract No. 9 entitled "Transfer of Receivables" (EIC No. 9) of the CICA Handbook. For securitization transactions carried out on or after July 1, 2001, the Bank has applied CICA Accounting Guideline No. 12 entitled "Transfer of Receivables". Prior to July 1, 2001, gains on securitization transactions were amortized to income over time, while losses were recognized as incurred. For securitization transactions that provide for the payment of the proceeds of sale when the sum of interest and fees collected from borrowers exceeded the yield paid to investors, these proceeds were considered income when the amount could legally be paid by the trust. Subsequent to July 1, 2001, gains and losses are recognized in income on the date of the transaction. Transactions entered into prior to July 1, 2001, or completed after that date pursuant to commitments to sell prior to July 1, 2001, have not been restated and the deferred gains and other income will continue to be recorded under the original terms of the agreements.

As part of securitization transactions, the Bank may retain interests in the securitized loans in the form of one or more subordinated tranches, rights to future excess interest and in some cases, a cash reserve account. Gains or losses on securitizations, net of transaction fees, are reported in the Consolidated Statement of Income under "Securitization revenues". Gains or losses on the sale of loans depend in part on the allocation of the previous carrying amount of the loans between the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of future expected cash flows estimated in relation to assumptions on credit losses, prepayment rates, forward yield curves, and discount rates commensurate with the risks involved.

Retained interests are recorded at cost and included in investment account securities. Any impairment in the value of retained interests that is other than temporary is recorded in the Consolidated Statement of Income under "Securitization revenues".

The Bank generally transfers the loans on a fully serviced basis. At the time they are transferred, a servicing liability is recognized and amortized to income over the term of the transferred assets. This servicing liability is presented in the Consolidated Balance Sheet under "Other liabilities".

GUARANTEED MORTGAGE LOANS The Bank finances a portion of its residential mortgage loan portfolio through the mortgage-backed securities program provided for in the *National Housing Act*. Under this program, the Bank pools eligible mortgage loans and sells ownership rights in these pools to investors. Investors are paid a pre-set coupon rate and the principal from the underlying mortgages. The Canada Mortgage and Housing Corporation (CMHC) unconditionally guarantees the payments to the investors. The Bank continues to service the securitized mortgage loans.

The Bank is committed to the CMHC to make sufficient funds regularly available to the paying agent and transfer agent to pay the amounts due to investors, whether or not the mortgagors have made their payments. Moreover, the Bank must place all funds due to investors at maturity of the securities at the disposal of the paying agent and transfer agent. Should the Bank default, the CMHC can assign the servicing of the securitized loans to another servicer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Acceptances and customers' liability under acceptances
The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse to customers is recorded as an equivalent offsetting asset. Fees are recorded in "Other income" in the Consolidated Statement of Income.

Premises and equipment
Premises, furniture, equipment and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	*(a)* or *(b)*	2% to 14%
Equipment and furniture	*(a)* or *(b)*	20% to 50%
Leasehold improvements	*(a)*	*(c)*

(a) straight-line
(b) diminishing balance
(c) over the lease term plus the first renewal option

Goodwill
The purchase method is used to account for the acquisition of subsidiaries. The excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired is referred to as goodwill, which is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired, to ensure that the fair value remains greater than or equal to the carrying value. The excess of the carrying value over the fair value is charged to income for the period during which the impairment is determined.

Intangible assets
The intangible assets of the Bank arising from the acquisition of subsidiaries or groups of assets are mainly composed of management contracts and are recorded at their fair value at the time of acquisition. Intangible assets with an indefinite life, are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate a potential impairment. The impairment test consists of comparing the fair value of the asset with its carrying value. The excess of the carrying value over the fair value is charged to income in the period during in which the impairment is determined. Intangible assets with a finite useful life are amortized over their useful life. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the net recoverable value is charged to income.

Obligations related to securities sold short
These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short in trading accounts are recorded under liabilities at their fair value. Realized and unrealized gains and losses on these securities are recorded in "Trading revenues" in the Consolidated Statement of Income. Securities sold short that are used in hedging operations are recorded at their unamortized cost in the Consolidated Balance Sheet. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses from the hedged items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Obligations related to securities sold under repurchase agreements
These liabilities represent securities which the Bank has sold and simultaneously committed to repurchase from the initial buyer at a specified price on a specified date. Since ownership of the securities does not change, the transaction is treated as a loan to the Bank. The securities are recorded at cost and the interest expense is recorded on an accrual basis.

Income taxes
The Bank provides for income taxes under the tax liability method. The Bank determines future income tax assets and liabilities based on the differences between the carrying values and tax bases of assets and liabilities, according to income tax laws and income tax rates enacted or substantively enacted on the date the differences are reversed. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of retained earnings of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments
The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and their investment and trading activities. It also uses derivatives in its own risk management and trading activities.

The main derivative instruments used by the Bank are over-the-counter foreign exchange forward contracts, forward rate agreements, credit derivatives, swaps and options, exchange traded futures and options.

Derivatives used to accommodate the needs of clients and to enable the Bank to generate income from its trading activities are recognized at their fair value and the resulting gains or losses are recorded in "Other income". When derivative instruments are used to hedge assets and liabilities, notably against interest rate or exchange rate risk, and they qualify as an effective hedge, the accrual method is used. The gains and losses realized at early settlement of hedging contracts are deferred and amortized over the remaining life of the hedged item. The accrued amounts payable and receivable as well as the deferred gains and losses related to these contracts are recorded as "Other assets" or "Other liabilities".

Insurance revenues and expenses
Premiums less claims and changes in actuarial liabilities are reflected in "Other income". Income from securities held by the insurance subsidiaries is included in "Interest income and dividends" in the Consolidated Statement of Income and under "Securities" in the Consolidated Balance Sheet, except for amortization of deferred gains and losses on the disposal of securities, which is included in "Other income". Administrative costs are recorded in "Operating expenses" in the Consolidated Statement of Income.

Assets under administration and assets under management
The Bank administers and manages assets owned by clients but which are not reflected on the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized and reported in "Other income" as the services are provided.

Employee future benefits
The Bank records its obligations under employee benefit plans and the related costs, net of the assets of the plans. The cost of pensions and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period benefit cost (actuarial method); the notional interest on the actuarial liability of the plans and the expected return on the plan assets; the amortization, over the estimated average remaining service lives of employees, of actuarial gains and losses, and the amounts resulting from the changes made to the assumptions and the plans. The cumulative surplus of funding contributions over the amounts recorded as expenses is recognized in "Other assets" while the cumulative cost of other post-retirement benefits, net of disbursement, is recognized in "Other liabilities". The investments of the plans are valued at their market related values for the purpose of calculating the expected return.

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the actuarial net gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of the plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period is 14 years. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock-based compensation plans
On November 1, 2002, the Bank adopted the requirements of the CICA standard entitled "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Stock Appreciation Rights (SARs) Plan
In accordance with this new standard, SARs are recorded at fair value by measuring, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002.

Stock Option Plan
The Bank has adopted the fair value-based method to account for stock options awarded subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model.

This cost is recognized using the straight-line method over the vesting period, namely, four years, as an increase in the compensation expense and contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, no compensation expense is recognized. Any consideration paid by employees upon exercise of stock options is also credited to common share paid-up capital. The exercise price of each option awarded is equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the business day preceding the date of the award.

Comparative figures
Certain comparative figures have been restated to conform with the presentation adopted in the current year.

2. RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Hedging relationships
CICA Accounting Guideline No 13, "Hedging Relationships" (AcG-13), identifies the circumstances in which hedge accounting is appropriate and deals with the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. The provisions of the new Guideline apply to fiscal years beginning on or after July 1, 2003. The Bank will adopt this Accounting Guideline effective November 1, 2003. The monetary or derivative financial instruments used in risk management and qualifying for hedge accounting will be recorded using the hedge accounting method described in Note 1.

When the hedging relationship no longer qualifies as an effective hedge, hedge accounting will be discontinued prospectively, and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". Where the financial instrument once again qualifies as a hedging relationship, hedge accounting will be applied again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 will be carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain will be deferred and recognized in income over the remaining term of the financial instruments.

Variable interest entities
In June 2003, the CICA issued Accounting Guideline No 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with the corresponding U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them. The Guideline will apply to all annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements which apply to periods beginning on January 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

Impairment of long-lived assets
In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003. This standard will have no impact on the consolidated financial statements at the date of adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

2. RECENT STANDARDS PENDING ADOPTION (cont.)

Equity-linked deposit contracts
In 2003, the CICA issued Accounting Guideline No 17 "Equity-Linked Deposit Contracts" (AcG-17). Under this Guideline, starting November 1, 2003, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle the investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment or a variable amount calculated based on the return on equities or an equity index. Any subsequent changes in fair value will be recognized in the Consolidated Statement of Income as they arise. Under the transitional provisions of AcG-17, the Bank can charge to opening retained earnings the difference as at November 1, 2003 between the carrying value and fair value of obligations to make variable payments as well as the difference between the carrying value and fair value of any related derivative which has been the object of adjustments arising from the cessation of hedge accounting for such derivatives on initial application of Accounting Guideline No 13 "Hedging Relationships". The Bank intends to adopt the provisions of AcG-17 effective November 1, 2003. This Guideline will not have a material impact on the consolidated financial statements as at the date of adoption.

3. SECURITIZATION TRANSACTIONS

Guaranteed mortgage loans
During 2003, the Bank securitized $1,529 million of guaranteed mortgage loans (2002: $1,115 million) through the creation of mortgage-backed securities, and sold all of these securities in 2003 and substantially all in 2002 ($1,074 million). The mortgage-backed securities created and unsold are recorded in the Consolidated Balance Sheet under "Securities – Investment account". The Bank received net cash proceeds of $1,522 million (2002: $1,059 million) and retained the rights to the excess spread of $66 million (2002: $46 million) generated on the mortgage loans. The Bank also recorded a servicing liability of approximately $10 million (2002: $7 million). A pre-tax gain of approximately $50 million, $1 million of which was from mortgage-backed securities created and unsold before November 1, 2002 (2002: $26 million, $2 million of which was from mortgage-backed securities created and unsold before November 1, 2001), net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues".

During 2003, the Bank made an upward revision to one of its assumptions, i.e., the prepayment rate, which is used to evaluate the fair value of retained rights to the excess spread on all mortgage-backed securities. As a result of this change in assumptions, the Bank recorded a permanent impairment charge for retained rights of approximately $3 million in the Consolidated Statement of Income under "Securitization revenues".

Credit card receivables
Under the terms of a 1998 agreement, the Bank sells credit card receivables on a revolving basis to a trust. During 2003, the Bank sold an additional $200 million (2002: $250 million) of its credit card receivables to this trust. The Bank received cash proceeds of $199 million (2002: $249 million), net of an initial reserve of $1 million (2002: $1 million) and transaction fees, and retained the rights to the excess spread of $6 million (2002: $7 million) generated on the receivables, net of any credit losses. The Bank also recorded a servicing liability of approximately $1 million (2002: $1 million) and recognized a pre-tax gain of approximately $5 million (2002: $6 million), net of transaction fees. In addition, following a net payment of $300 million in 2003, gross outstandings for securitized credit card receivables decreased to $1.1 billion.

Key assumptions
The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2003 and 2002 were as follows:

	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2003	2002	2003	2002	2003	2002
Weighted average term (months)	29.7	31.8	-	-	13.4	14.6
Payment rate	-	-	30.8%	30.1%	-	-
Prepayment rate	20.0%	18.0%	-	-	30.0%	24.0%
Excess spread, net of credit losses	1.7%	1.5%	11.3%	11.6%	3.8%	3.6%
Expected credit losses	-	-	3.3%	3.3%	1.2%	1.2%
Discount rate	4.1%	4.9%	21.0%	21.0%	21.0%	21.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

3. SECURITIZATION TRANSACTIONS (cont.)

The table below presents certain amounts recorded in the consolidated financial statements with respect to securitization operations:

	Securitization revenues				Investment account securities		Other liabilities	
	Gain on disposal of assets		Retained interests		Cash deposits at a trust		Servicing liability	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Mortgage loans								
– Guaranteed	**50**	26	**97**	71	**-**	–	**15**	11
– Other[1]	**-**	–	**-**	–	**23**	32	**-**	–
Credit card receivables	**33**	16	**17**	13	**6**	6	**3**	2
Consumer loans[2]	**-**	–	**1**	4	**19**	18	**-**	1
Personal loans[3]	**4**	4	**17**	18	**25**	24	**4**	5
Total	**87**	46	**132**	106	**73**	80	**22**	19

(1) During 2000, the Bank sold uninsured mortgage loans on properties with five or more units to a trust.
(2) During 2001, the Bank sold consumer loans to a trust.
(3) During 2002, the Bank sold a $515 million portfolio of fixed-rate personal loans to a trust, and the trust issued $515 million of bonds. On a revolving basis, the Bank sells most of its new fixed-rate loans to this trust each month.

The table below presents total securitized assets and certain credit data on the securitized assets:

	2003			2002		
	Securitized assets	**Impaired loans**	**Net credit losses**	Securitized assets	Impaired loans	Net credit losses
Mortgage loans						
– Guaranteed	**3,643[1]**	**-**	**-**	4,027 [1]	–	–
– Other	**443**	**-**	**-**	625	–	–
Credit card receivables	**1,100**	**8**	**31**	1,200	10	28
Consumer loans	**145**	**3**	**2**	348	5	6
Personal loans	**515**	**2**	**7**	515	1	1
Total	**5,846[2]**	**13**	**40**	6,715	16	35

(1) Includes $720 million of mortgage-backed securities created and unsold in 2003 (2002: $1,632 million). These securities are presented in the Consolidated Balance Sheet under "Securities – Investment account".
(2) Commitments under securitization programs, maturing or renewable in 2004, amount to $1.2 billion, including $200 million for credit card programs.

The table below summarizes certain cash flows received from securitization vehicles:

	Guaranteed mortgage loans		Credit card receivables		Consumer loans		Personal loans	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Proceeds from new securitizations	**1,529**	1,115	**200**	250	**-**	–	**-**	515
Proceeds collected and reinvested in revolving securitizations	**-**	–	**3,085**	3,109	**-**	–	**345**	136
Cash flows from retained interests in securitizations	**61**	60	**48**	14	**6**	12	**25**	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

3. SECURITIZATION TRANSACTIONS (cont.)

As at October 31, the sensitivity of the current fair value of these retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

Sensitivity of key assumptions to adverse changes

Assumptions	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2003	2002	2003	2002	2003	2002
Prepayment rate	**20.0%**	18.0%	**30.8%**	30.1%	**30.0%**	24.0%
Impact on fair value of 10% adverse change	**$ (3.0)**	$ (1.5)	**$ (1.2)**	$ (1.0)	**$ (0.3)**	$ (0.2)
Impact on fair value of 20% adverse change	**$ (5.8)**	$ (2.9)	**$ (2.3)**	$ (1.8)	**$ (0.6)**	$ (0.5)
Excess spread, net of credit losses	**1.6%**	1.5%	**11.3%**	11.6%	**3.8%**	3.6%
Impact on fair value of 10% adverse change	**$ (9.8)**	$ (6.1)	**$ (1.7)**	$ (1.4)	**$ (1.7)**	$ (1.8)
Impact on fair value of 20% adverse change	**$ (19.5)**	$ (12.1)	**$ (3.5)**	$ (2.8)	**$ (3.4)**	$ (3.6)
Discount rate	**4.7%**	5.4%	**21.0%**	21.0%	**21.0%**	21.0%
Impact on fair value of 10% adverse change	**$ (0.5)**	$ (0.3)	**$ (0.1)**	$ (0.1)	**$ (0.7)**	$ (0.8)
Impact on fair value of 20% adverse change	**$ (1.0)**	$ (0.7)	**$ (0.2)**	$ (0.1)	**$ (1.4)**	$ (1.6)
Servicing	**0.3%**	0.3%	**2.0%**	2.0%	**1.0%**	1.0%
Impact on fair value of 10% adverse change	**$ (1.5)**	$ (1.0)	**$ (0.3)**	$ (0.2)	**$ (0.4)**	$ (0.5)
Impact on fair value of 20% adverse change	**$ (3.0)**	$ (2.0)	**$ (0.6)**	$ (0.5)	**$ (0.9)**	$ (1.0)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in the assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

4. SECURITIES

Securities held are as follows:

	Under 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	2003 Total	2002 Total
Investment account							
Securities issued or guaranteed by							
Canada							
Unamortized cost	475	1,915	131	43	–	**2,564**	3,164
Fair value	479	1,956	136	44	–	**2,615**	3,250
Provinces							
Unamortized cost	49	73	469	26	–	**617**	639
Fair value	49	76	492	29	–	**646**	649
Municipalities or school boards							
Unamortized cost	–	–	9	–	–	**9**	2
Fair value	–	–	10	–	–	**10**	2
Debt securities							
Unamortized cost	462	715	765	148	206	**2,296**	1,545
Fair value	459	719	767	137	206	**2,288**	1,521
Equity securities							
Cost	–	–	–	–	1,512	**1,512**	1,513
Fair value	–	–	–	–	1,567	**1,567**	1,431
Total carrying value	986	2,703	1,374	217	1,718	**6,998**	6,863
Total fair value	987	2,751	1,405	210	1,773	**7,126**	6,853
Trading account							
Securities issued or guaranteed by							
Canada	6,848	2,103	518	141	–	**9,610**	6,819
Provinces	700	1,050	1,243	623	–	**3,616**	2,607
Municipalities or school boards	113	217	47	16	–	**393**	337
Debt securities	625	774	498	264	–	**2,161**	1,991
Equity securities	–	–	–	–	3,371	**3,371**	1,425
	8,286	4,144	2,306	1,044	3,371	**19,151**	13,179
Total carrying value of securities	9,272	6,847	3,680	1,261	5,089	**26,149**	20,042
Total fair value of securities	9,273	6,895	3,711	1,254	5,144	**26,277**	20,032

Where no organized market exists for which prices are available, the fair value is estimated using the market prices of similar securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

4. SECURITIES (cont.)

Unrealized gains and losses are as follows:

	2003				2002			
	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
Investment account								
Securities issued or guaranteed by								
Canada	2,564	51	–	**2,615**	3,164	87	(1)	3,250
Provinces	617	29	–	**646**	639	14	(4)	649
Municipalities or school boards	9	1	–	**10**	2	–	–	2
Debt securities	2,296	16	(24)	**2,288**	1,545	3	(27)	1,521
Equity securities	1,512	90	(35)	**1,567**	1,513	38	(120)	1,431
Total investment account	6,998	187	(59)	**7,126**	6,863	142	(152)	6,853

5. LOANS AND IMPAIRED LOANS

		Impaired loans			
	Gross amount	Gross	Specific allowances	Country risk allowance	Net balance
October 31, 2003					
Residential mortgage	**13,976**	**7**	**3**	**-**	**4**
Personal and credit card	**6,101**	**33**	**17**	**-**	**16**
Business and government	**18,934**	**436**	**186**	**19**	**231**
Securities purchased under reverse repurchase agreements	**3,955**	**-**	**-**	**-**	**-**
	42,966	**476**	**206**	**19**	**251**
General allowance (1)					**(405)**
Impaired loans, net of specific and general allowances					**(154)**
October 31, 2002 (2)					
Residential mortgage	12,867	23	3	–	20
Personal and credit card	5,561	33	12	–	21
Business and government	20,680	447	220	22	205
Securities purchased under reverse repurchase agreements	2,366	–	–	–	–
	41,474	503	235	22	246
General allowance (1)					(405)
Impaired loans, net of specific and general allowances					(159)

As at October 31, 2003, foreclosed assets held for sale amounted to $6 million net and foreclosed assets held for use, $4 million.

(1) *The general allowance for credit risk was created taking into account the Bank's credit risk in its entirety.*

(2) *As at October 31, 2002, foreclosed assets for settlement of impaired loans held for sale included in total impaired loans, net of the corresponding specific allowances amounted to $8 million.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

6. ALLOWANCE FOR CREDIT LOSSES

The changes made to allowances during the year are as follows:

	Specific allowances	Allocated general allowances	Unallocated general allowance	Country risk allowance	**2003 Total**	2002 Total
Allowance at beginning	235	296	109	22	**662**	879
Transfer of allowance to assets held for disposal	–	–	–	–	**–**	(45)
Amounts related to discontinued operations	(1)	–	–	–	**(1)**	(51)
Provision for credit losses	177	4	(4)	–	**177**	490
Write-offs	(255)	–	–	(3)	**(258)**	(660)
Recoveries	50	–	–	–	**50**	49
Allowance at end	206	300	105	19	**630**	662

7. PREMISES AND EQUIPMENT

	Cost	Accumulated amortization	**2003 Net carrying value**	2002 Net carrying value
Land	10	–	**10**	10
Buildings	98	45	**53**	55
Equipment and furniture	476	374	**102**	89
	584	419	**165**	154
Leasehold improvements			**98**	101
	584	419	**263**	255
Amortization for the year recorded in the Consolidated Statement of Income			**49**	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

8. GOODWILL AND INTANGIBLE ASSETS

The Bank applies an annual impairment test to goodwill and intangible assets with an indefinite life. No impairment loss was recorded in 2003 and 2002.

The change in the carrying value of goodwill is as follows:

	Personal and business	Wealth management	Financial markets	Total
Balance as at October 31, 2001	30	151	124	305
Acquisitions	53	257	68	378
Sale of asset-based lending operations in U.S.	(22)	–	–	(22)
Balance as at October 31, 2002	61	408	192	661
Other	–	(1)	–	(1)
Balance as at October 31, 2003	**61**	**407**	**192**	**660**

Intangible assets are as follows:

	Cost	Accumulated amorti-zation	2003 Net carrying value	2002 Net carrying value
Trademarks (1)	**11**	**-**	**11**	11
Management contracts (1)	**160**	**-**	**160**	160
Other	**16**	**4**	**12**	13
Total	**187**	**4**	**183**	184

(1) Not subject to amortization

9. OTHER ASSETS

	2003	2002
Interest and dividends receivable	**475**	441
Prepaid expenses and receivable	**353**	363
Future income tax assets (Note 16)	**334**	319
Brokers' client accounts	**135**	306
Investments in entities subject to significant influence	**174**	181
Accrued benefit assets (Note 13)	**347**	95
Other	**603**	693
	2,421	2,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

10. DEPOSITS

	Payable on demand	Payable after notice	Payable on a fixed date	**2003 Total**	2002 Total
Personal	2,042	6,468	15,002	**23,512**	22,607
Business and government	6,840	6,682	9,178	**22,700**	22,582
Deposit-taking institutions	94	22	5,135	**5,251**	6,501
	8,976	13,172	29,315	**51,463**	51,690

11. OTHER LIABILITIES

	2003	2002
Interest and dividends payable	**523**	495
Income taxes payable	**289**	81
Future income tax liabilities (Note 16)	**215**	194
Accrued benefit liability (Note 13)	**91**	112
Trade and other payables	**1,843**	1,603
Brokers' client accounts	**132**	319
Commitments related to insurance operations	**99**	104
Subsidiaries' debts to third parties	**511**	360
Accounts payable and deferred income	**342**	228
Other	**439**	482
	4,484	3,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

12. SUBORDINATED DEBENTURES

Debentures are subordinated in right of payment to the claims of depositors and certain other creditors.

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2003	2002
December	2003	7.50%	Not redeemable by the Bank prior to maturity		**45**	45
August	2004	8.13%	Not redeemable by the Bank prior to maturity unless the debentures become subject to foreign taxes	US 26	**34**	40
November	2009	7.75%	Not redeemable by the Bank prior to maturity unless the debentures become subject to foreign taxes	US 250	**330**	389
June	2010	6.90% (1)	Not redeemable prior to June 7, 2005		**350**	350
October	2011	7.50% (2)	Redeemable since October 17, 2001		**150**	150
October	2012	6.25% (3)	Not redeemable prior to October 31, 2007		**300**	300
April	2014	5.70% (4)	Not redeemable prior to April 16, 2004		**250**	250
February	2087	Floating (5)	Redeemable at the Bank's option since February 28, 1993	US 44	**57**	68
Total					**1,516**	1,592

(1) Bearing interest at a rate of 6.90% until June 7, 2005, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.

(2) Bearing interest at a rate of 7.50% until October 17, 2006, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.

(3) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.

(4) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.

(5) Bearing interest at an annual rate of 1/8% above LIBOR.

The debenture maturities are as follows:

2004	79
2005	–
2006	–
2007	–
2008	–
2009 to 2013	1,130
2014 and thereafter	307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

13. EMPLOYEE FUTURE BENEFITS

The Bank's employee pension plans provide for the payment of benefits based on the length of service and final average earnings of the employees covered by the plans. The Bank also offers a variety of complementary insurance plans to eligible present and retired employees and their dependants.

As at October 31, the information related to all defined benefit plans is as follows:

	Pension benefit plans		Other benefit plans	
	2003	2002	2003	2002
Plan assets				
Fair value at beginning	**965**	1,021	**-**	-
Actual return on plan assets	**156**	(39)	**-**	-
Bank contributions	**284**	21	**-**	-
Employee contributions	**14**	13	**-**	-
Benefits paid	**(54)**	(51)	**-**	-
Fair value at end	**1,365**	965	**-**	-
Accrued benefit obligation				
Balance at beginning	**1,172**	1,118	**109**	107
Current service cost	**42**	40	**11**	6
Interest cost	**84**	78	**8**	7
Benefits paid	**(54)**	(51)	**(11)**	(8)
Plan amendments	**9**	10	**-**	-
Settlement of commitments under long-term disability benefit plan	**-**	-	**(27)**	-
Actuarial loss (gain)	**52**	(23)	**14**	(3)
Balance at end	**1,305**	1,172	**104**	109
Funded status – plan surplus (deficit)	**60**	(207)	**(104)**	(109)
Unamortized net actuarial loss (gain)	**287**	302	**13**	(3)
Accrued benefit asset (liability)	**347**	95	**(91)**	(112)

The above amounts, which relate to the accrued benefit obligation and the fair value of plan assets at year-end, include the following amounts which relate to plans that are not entirely funded:

	2003	2002
Fair value of plan assets	**35**	965
Accrued benefit obligations	**42**	1,172
Funded status – plan deficit	**(7)**	(207)

The significant actuarial assumptions adopted in measuring the Bank's accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans	
	2003	2002	2003	2002
	%	%	%	%
Discount rate	**6.75**	7.00	**6.75**	7.00
Expected long-term rate of return on plan assets	**7.50**	7.75	**-**	-
Rate of compensation increase	**4.00**	4.25	**4.00**	3.25

For measurement purposes, an 8.3% annual rate of increase (2002: 7.7%) in the per capita cost of covered healthcare benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.9% for 2008 and remain at that level thereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

13. EMPLOYEE FUTURE BENEFITS (cont.)

A 0.25% decrease in the discount rate would have had the following impact on the pension expense for 2003 and the accrued benefit obligation as at October 31, 2003:

Impact of a 0.25% decrease in the discount rate	
Increase in pension expense for 2003	5
Increase in accrued benefit obligation as at October 31, 2003	44

A 0.25% decrease in the expected rate of return on pension plan assets would have increased pension expense for 2003 by $2.7 million.

For the years ended October 31, the Bank's net benefit plan expense was as follows:

	Pension benefit plans		Other benefit plans	
	2003	2002	2003	2002
Current service cost during the year, net of employee contributions	28	27	11	6
Interest cost	84	78	8	7
Additional cost related to settlement	-	–	7	–
Expected return on plan assets	(84)	(87)	-	–
Amortization of actuarial loss	4	–	-	–
	32	18	26	13

14. CAPITAL STOCK

Authorized
First preferred shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion.

Second preferred shares
15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

				2003
Outstanding shares and dividends declared		Shares		Dividends
	No. of shares	$	$	Per share
First preferred shares				
Series 12	-	-	4	0.8125
Series 13	7,000,000	175	11	1.6000
Series 15	8,000,000	200	10	1.1480
Preferred shares and dividends	15,000,000	375	25	
Common shares at beginning	182,596,351	1,639		
Issued pursuant to the Dividend Reinvestment and Share Purchase Plan and the Stock Option Plan	1,123,552	26		
Repurchase of common shares	(9,100,000)	(82)		
Common shares at end and dividends	174,619,903	1,583	193	1.0800
Total dividends			218	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

14. CAPITAL STOCK (cont.)

				2002
Outstanding shares and dividends declared	Shares		Dividends	
	No. of shares	$	$	Per share
First preferred shares				
Series 11	–	–	2	0.5000
Series 12	5,000,000	125	8	1.6250
Series 13	7,000,000	175	11	1.6000
Preferred shares and dividends	12,000,000	300	21	
Common shares at beginning	190,331,368	1,668		
Issued pursuant to the Dividend Reinvestment and Share Purchase Plan and the Stock Option Plan	495,420	12		
Issued as part of acquisitions	1,269,563	41		
Repurchase of common shares	(9,500,000)	(82)		
Common shares at end and dividends	182,596,351	1,639	174	0.9300
Total dividends			195	

Characteristics of first preferred shares (amounts in dollars)
Series 13
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25 per share plus all declared and unpaid dividends at the date fixed for redemption and, ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends, at a quarterly rate of $0.40 per share for the first five years and at a variable rate thereafter.

Convertible at the holder's option on August 15, 2005 or a subsequent conversion date, into fully paid preferred shares, Series 14.

Series 15
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus all declared and unpaid dividends at the date fixed for redemption.

Issuance and redemption of preferred shares
On January 31, 2003, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends at a quarterly rate of $0.365625 per share, Series 15, for a consideration of $195 million, net of fees of $5 million.

On May 15, 2003, the Bank redeemed for cancellation all 5,000,000 first preferred shares with non-cumulative dividends, Series 12, at a price equal to $25 per share, plus all declared and unpaid dividends until the date of redemption.

On February 15, 2002, the Bank redeemed all 4,000,000 preferred shares, Series 11 outstanding at a price of $25 per share for an aggregate consideration of $100 million. On November 16, 2001, the Bank redeemed all 3,680,000 preferred shares, Series 10 outstanding at a price of $25 per share for an aggregate consideration of $92 million.

Repurchase of common shares
On January 20, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of common shares were charged to retained earnings. As at October 31, 2003, the Bank had completed the repurchase of 9,100,000 common shares at a cost of $298 million, which reduced common equity capital by $82 million and retained earnings by $216 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

14. CAPITAL STOCK (cont.)

In March 2002, the Bank commenced a normal course issuer bid for the repurchase of up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of common shares were charged to retained earnings. As at October 31, 2002, the Bank had completed the repurchase of 9,500,000 common shares at a cost of $306 million, which reduced common equity capital by $82 million and retained earnings by $224 million.

Reserved common shares
As at October 31, 2003, 4,251,099 common shares (2002: 4,512,919) were reserved under the Dividend Reinvestment and Share Purchase Plan and 17,392,723 common shares (2002: 18,930,437) were reserved under the Stock Option Plan.

In connection with the acquisition of Putnam Lovell Group Inc., 476,119 common shares were reserved, with issuance contingent upon certain profitability targets being met in 2004.

Restriction on the payment of dividends
Under the *Bank Act*, the Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares whereby the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

Shareholder Rights Plan
In 2001, the Bank adopted a Shareholder Rights Plan (the "Rights Plan"). Under this plan, the Bank can issue subscription rights to all its shareholders should a takeover or share exchange bid be made for more than 20% of the outstanding common shares of the Bank except in the event of a permitted bid. Each right, with the exception of those held by the acquirer, would entitle its holder to purchase from the Bank one common share on the Toronto Stock Exchange (at 50% of the market price) on the stock acquisition date, subject to certain anti-dilution adjustments. The Rights Plan will remain in effect until March 7, 2004.

15. STOCK-BASED COMPENSATION

The Bank has four stock-based compensation plans:

Stock Appreciation Rights (SARs) Plan
The Bank offers a Stock Appreciation Rights Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the SARs Plan, when designated employees exercise their SARs, they receive a cash amount equal to the difference between the market price of a common share on the exercise date of the SAR and the exercise price of the SAR. The exercise price of each SAR awarded is equal to the market price of the stock at closing on the day before the date of the award. The SARs vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the SARs Plan, expire within specified time limits. The expense recorded in respect of the SARs Plan was $6 million in 2003 and $4 million in 2002.

		2003		2002
	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price
SARs Plan				
Outstanding at beginning	**1,869,225**	**$ 17.42**	2,322,025	$ 17.22
Awarded	**24,500**	**$ 30.95**	26,500	$ 28.01
Exercised	**(600,285)**	**$ 17.31**	(413,900)	$ 16.79
Cancelled	**(23,800)**	**$ 19.01**	(65,400)	$ 18.36
Outstanding at end	**1,269,640**	**$ 17.71**	1,869,225	$ 17.42
Exercisable at end	**956,293**	**$ 17.20**	1,051,832	$ 16.87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

15. STOCK-BASED COMPENSATION (cont.)

Exercise price	SARs outstanding	Exercisable SARs	Expiry date
$13.50	131,900	131,900	December 2006
$24.50	10,600	10,600	December 2007
$25.00	15,625	15,625	December 2008
$17.35	1,037,215	777,911	December 2009
$24.90	29,725	14,863	December 2010
$28.01	21,575	5,394	December 2011
$30.95	23,000	-	December 2012
Total	1,269,640	956,293	

Stock Option Plan

The Bank offers a Stock Option Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Bank's Stock Option Plan, options are periodically awarded to designated employees. These options provide employees with the right to subscribe for common shares of the Bank at an exercise price equal to the market price of shares on the day before the date of the award. The options vest evenly over a period of four years and expire 10 years from the award date or, in certain circumstances set out in the Stock Option Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 17,392,723 as at October 31, 2003. The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding. Each participant in the SAR Plan who is a resident of Canada can exchange each SAR held for a stock option governed by the amended Stock Option Plan at an exercise price representing the market value of a common share at closing on the day before its exchange.

	2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**5,692,822**	**$ 24.38**	4,517,975	$ 22.16
Awarded	**1,542,700**	**$ 30.95**	1,882,840	$ 28.01
Exercised	**(861,732)**	**$ 20.67**	(608,818)	$ 18.82
Cancelled	**(242,275)**	**$ 28.45**	(99,175)	$ 25.88
Outstanding at end	**6,131,515**	**$ 26.40**	5,692,822	$ 24.38
Exercisable at end	**2,784,767**	**$ 23.68**	2,466,587	$ 21.35

Exercise price	Options outstanding	Exercisable options	Expiry date
$11.00	185,175	185,175	December 2005
$13.50	218,600	218,600	December 2006
$25.20	616,750	616,750	December 2007
$25.20	684,400	684,400	December 2008
$24.90	1,332,575	666,288	December 2010
$28.01	1,654,215	413,554	December 2011
$30.95	1,439,800	-	December 2012
Total	6,131,515	2,784,767	

The fair value on the grant date of the options awarded in 2003 was estimated at $6.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.54%, ii) an expected life of options of six years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the year ended October 31, 2003 was an increase of $2 million in compensation expense and in contributed surplus.

Deferred Stock Unit Plan for executive officers

The Deferred Stock Unit ("DSU") Plan for Executive Officers is for certain members of senior management and other key employees of the Bank and its subsidiaries ("executive officers"). Under the plan, a portion of the value of the executive officers' compensation is tied to the future value of the Bank's common shares as an incentive award. A DSU is a right whose value corresponds to the market value of a common share of the Bank at the time the DSUs are granted. DSUs vest according to specific criteria and on the dates established in the officers' grant letters. Additional DSUs are allocated to their accounts in proportion to dividends paid on common shares of the Bank. DSUs cannot be redeemed for cash until the officer retires or ceases to be a Bank employee. Compensation expense for this plan is recorded in the year the incentive award is earned by the Plan Executive Officers. Any change in the value of DSUs is recorded as a charge to the Consolidated Statement of Income. The expense for the plan amounted to $2 million in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

15. STOCK-BASED COMPENSATION (cont.)

Employee Share Ownership Plan
Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. All Bank contributions vest after one year of continuous participation in the Plan, and all subsequent contributions vest immediately. The Bank's contribution, amounting to $4 million in 2003 ($3 million in 2002), was charged to "Operating expenses" when paid.

16. INCOME TAXES

The Bank's income taxes for the year ended October 31 in the consolidated financial statements are as follows:

	2003	2002
Consolidated Statement of Income		
Income taxes	277	150
Consolidated Statement of Retained Earnings		
Income taxes related to		
Share issuance expenses	(2)	–
Dividends on preferred shares, Series 10, 11, 12, 13 and 15	–	2
Foreign currency translation adjustment, net of income taxes	63	7
	61	9
	338	159
Income taxes were as follows:		
Current income taxes	333	179
Future income tax expense (benefit) relating to the inception and reversal of temporary differences	5	(20)
Income taxes	338	159

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets		
Allowances for credit losses and other liabilities	307	284
Accrued benefit liabilities – Other benefit plans	27	35
	334	319
Future income tax liabilities		
Premises and equipment assets	19	14
Securitization	32	24
Accrued benefit assets – Pension benefit plans	103	26
Other	61	130
	215	194

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2003		2002	
	$	%	$	%
Income before income taxes, non-controlling interest and discontinued operations	926	100.0	498	100.0
Income taxes at Canadian statutory income tax rate	334	36.1	183	36.7
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	(35)	(3.8)	(17)	(3.4)
Capital gain	(6)	(0.7)	–	–
Rates applicable to subsidiaries abroad	(30)	(3.2)	(37)	(7.4)
Federal large corporations tax and surtax	7	0.8	7	1.4
Impairment charge on an investment	–	–	24	4.8
Other items	7	0.8	(10)	(2.0)
	(57)	(6.1)	(33)	(6.6)
Income taxes and effective income tax rate	277	30.0	150	30.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

17. EARNINGS PER SHARE

Diluted net income per common share was calculated based on net income, less dividends on non-convertible preferred shares divided by the average number of common shares outstanding.

	2003	2002
Income before discontinued operations	$622	$318
Dividends on preferred shares	(25)	(21)
Income before discontinued operations available to common shareholders – basic and diluted	597	297
Average number of common shares outstanding (thousands)		
Average basic number of common shares outstanding	177,751	186,608
Adjustment to number of common shares		
Stock options	1,484	1,119
Average diluted number of common shares outstanding	179,235	187,727

18. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

On April 30, 2003, the Bank adopted the requirements of the CICA Accounting Guideline No 14 entitled "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect on October 31, 2003 are described below.

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet his financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The maximum potential future payments for letters of guarantee totalled approximately $903 million as at October 31, 2003. The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

Liquidity facilities
The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by the Bank further to securitization operations. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the programs were unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at October 31, 2003, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities is $441 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements by which the Bank grants the purchaser the right, but not the obligation, to sell to the Bank by or before a pre-determined date, a specific amount of currency, or a commodity or financial instrument, at a price agreed to when the option is contracted. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $1,022 million as at October 31, 2003. At that date, the Bank has recorded a liability of $5 million in the Consolidated Balance Sheet with respect to these written put options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

18. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Securities lending
In accordance with securities lending agreements the Bank has entered into with certain clients who have previously entrusted it with the safekeeping of their securities, the Bank, as an agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against all potential losses, the Bank requires from the borrower as security a cash amount or highly-liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of the securities loaned totalled $1.6 billion as at October 31, 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from securities lending operations.

Sale of a business and operations
Under agreements with respect to the sale of a business and operations, the Bank agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date they were made. Where the maximum potential future payments are limited by the agreements, the maximum amount for all such agreements totalled approximately $244 million as at October 31, 2003. One agreement does not limit the maximum potential future payments if the guarantee is enforced and the nature of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The applicable periods of the various indemnification clauses are described in the agreements and may vary. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Other indemnification agreements
In the normal course of business, including securitization activities, the Bank enters into contractual agreements other than those described above. These agreements require that the Bank compensate the counterparties for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. The nature of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is described in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee
In accordance with a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank agreed to guarantee all commitments, debts and liabilities of a corporation subject to significant influence to the maximum of its regulatory capital, namely, $28 million as at October 31, 2003. This guarantee expires on the date the investment in the corporation subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Commitments
As at October 31, 2003, minimum commitments under leases, contracts for outsourced information technology services, and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2004	97	182	7	286
2005	90	174	4	268
2006	81	170	1	252
2007	73	165	–	238
2008	65	161	–	226
2009 and thereafter	430	511	–	941
	836	1,363	12	2,211

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

18. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31	2003	2002
Assets pledged to:		
– Bank of Canada	25	25
– Direct clearing organizations	3,395	3,652
Assets pledged in relation to:		
– Derivative transactions	202	116
– Borrowing, securities lending and securities sold under repurchase agreements	9,304	6,538
– Other	225	262
Total	13,151	10,593

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit that the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	2003	2002
Letters of guarantee (1)	903	947
Documentary letters of credit (2)	93	183
Credit card loans (3)	4,838	4,442
Commitments to extend credit (3)		
Original term of one year or less	11,253	2,787
Original term of more than one year	9,689	9,504

(1) *See "Letters of guarantee" paragraph on page 107.*

(2) *Documentary letters of credit are documents issued by the Bank which are used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions, and are collateralized by the delivery of the goods they represent.*

(3) *Credit card loans and commitments to extend credit represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.*

Litigation

The Bank and its subsidiaries are engaged in various legal proceedings arising in the normal course of business. Most of these proceedings are related to lending activities, which are in reaction to measures taken by the Bank to collect delinquent loans and to brokerage activities. In management's opinion, and based on past experience, the aggregate amount of potential liability related thereto will not have a material impact on the Bank's financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

19. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. The Bank uses derivatives to accommodate the needs of its clients as well as for its own risk management and trading activities.

The main derivative financial instruments used are defined as follows:

Foreign exchange forward contracts are tailor-made agreements transacted between counterparties in the over-the-counter ("OTC") market to buy or sell foreign currencies for delivery on a future date at a specified rate.

Futures are contractual obligations to buy or deliver a specific amount of currency, commodities or financial instruments on a future date at a specified price. Futures are standardized contracts traded on organized exchanges and are subject to daily cash margining.

Forward rate agreements are contracts fixing an interest rate to be paid or received, calculated on a notional amount, with a specified maturity commencing at a specified future date.

Swaps are transactions in which two parties agree to exchange cash flows having specific characteristics (in terms of fixed or floating rates, currency, commodity price, index, etc.) based on a reference notional amount for a specified period of time.

Options are agreements between two parties in which the writer of the option grants the buyer the right, but not the obligation, to buy or to sell, at or by a predetermined date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

Notional amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

19. DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

		Remaining term to maturity				2003		2002
As at October 31	Contracts held for trading purposes	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total contracts	Contracts held for trading purposes	Total contracts
Foreign exchange contracts								
OTC contracts								
Forwards	6,652	3,617	2,091	1,040	–	**6,748**	7,340	7,340
Swaps	36,874	25,429	13,978	2,939	543	**42,889**	37,370	41,173
Options purchased	9,459	6,472	2,712	275	–	**9,459**	7,470	7,470
Options written	9,676	5,824	3,478	374	–	**9,676**	6,798	6,798
Total	62,661	41,342	22,259	4,628	543	**68,772**	58,978	62,781
Exchange-traded contracts								
Futures								
Long positions	9	9	–	–	–	**9**	28	28
Short positions	306	273	33	–	–	**306**	110	110
Options purchased	160	110	50	–	–	**160**	137	137
Options written	11	11	–	–	–	**11**	298	298
Total	486	403	83	–	–	**486**	573	573
Interest rate contracts								
OTC contracts								
Forward rate agreements	7,487	5,883	1,604	–	–	**7,487**	8,561	8,561
Swaps	66,528	31,692	22,791	27,080	6,914	**88,477**	41,121	67,819
Options purchased	7,275	879	4,230	1,509	972	**7,590**	11,514	11,522
Options written	13,455	1,134	9,152	1,799	1,370	**13,455**	16,135	16,135
Total	94,745	39,588	37,777	30,388	9,256	**117,009**	77,331	104,037
Exchange-traded contracts								
Futures								
Long positions	6,804	1,417	941	4,446	–	**6,804**	4,332	5,961
Short positions	15,584	4,351	10,330	2,181	–	**16,862**	7,607	8,174
Options purchased	31,115	11,998	16,840	2,277	–	**31,115**	11,220	22,395
Options written	28,761	15,010	16,586	2,110	–	**33,706**	21,283	43,565
Total	82,264	32,776	44,697	11,014	–	**88,487**	44,442	80,095
Equity, commodity and credit derivative contracts								
OTC contracts								
Futures	164	8	–	48	108	**164**	185	185
Swaps	7,993	5,345	1,433	1,211	29	**8,018**	2,145	2,209
Options purchased	640	12	216	419	1	**648**	576	586
Options written	342	–	147	183	12	**342**	391	391
Total	9,139	5,365	1,796	1,861	150	**9,172**	3,297	3,371
Exchange-traded contracts								
Futures								
Long positions	86	97	5	–	–	**102**	101	101
Short positions	1,012	973	1	38	–	**1,012**	872	872
Options purchased	219	132	30	57	–	**219**	406	406
Options written	24	17	7	–	–	**24**	296	296
Total	1,341	1,219	43	95	–	**1,357**	1,675	1,675
Total 2003	250,636	120,693	106,655	47,986	9,949	**285,283**	–	–
Total 2002	186,296	122,732	87,760	36,974	5,066	252,532	186,296	252,532

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

19. DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty failing to honour its obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close-out and settling of all transactions with a counterparty in the event of default. Some of these agreements also provide for the exchange of collateral between parties where the fair value of outstanding transactions between the parties exceeds an agreed threshold.

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2003				2002			
	Notional amount	Replacement cost	Credit equivalent amount	Risk-weighted amount	Notional amount	Replacement cost	Credit equivalent amount	Risk-weighted amount
Foreign exchange contracts	69,258	550	1,005	230	63,354	314	815	221
Interest rate contracts	205,496	392	576	100	184,132	579	720	161
Equity, commodity and credit derivative contracts	10,529	431	898	256	5,046	345	602	161
Total	285,283	1,373	2,479	586	252,532	1,238	2,137	543

The fair value of derivatives is determined before the impact of master netting agreements. When available, market prices are used to determine the fair value of derivatives. Otherwise, fair value is determined using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs.

As at October 31, the fair value of derivative financial instruments is as follows:

	2003				2002			
	Contracts held for trading purposes		Contracts held for non-trading purposes		Contracts held for trading purposes		Contracts held for non-trading purposes	
	Gross assets	Gross liabilities	Gross assets	Gross liabilities	Gross assets	Gross liabilities	Gross assets	Gross liabilities
Foreign exchange contracts	1,434	1,120	76	227	649	746	89	15
Interest rate contracts	518	661	512	145	433	408	729	192
Equity, commodity and credit derivative contracts	608	546	4	-	434	397	3	-
Total	2,560	2,327	592	372	1,516	1,551	821	207

As at October 31, the distribution of risk exposure by counterparty is as follows:

	2003		2002	
	Replacement cost	Credit equivalent amount	Replacement cost	Credit equivalent amount
OECD governments	31	407	6	232
OECD banks	2,432	1,501	1,947	1,369
Other	496	571	339	536
Total	2,959	2,479	2,292	2,137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

20. GEOGRAPHIC DISTRIBUTION OF EARNING ASSETS BY ULTIMATE RISK

	2003		2002	
	$	%	$	%
North America				
Canada	62,698	84.3	57,171	86.5
United States	4,717	6.3	3,746	5.7
	67,415	90.6	60,917	92.2
Europe				
United Kingdom	2,283	3.1	1,228	1.9
Germany	648	0.9	1,024	1.5
France	385	0.5	352	0.5
Other	2,266	3.0	1,705	2.5
	5,582	7.5	4,309	6.4
Asia and Pacific	1,091	1.5	436	0.7
Latin America and Caribbean	315	0.4	390	0.6
Middle East and Africa	18	-	24	0.1
Earning assets as at September 30	74,421	100.0	66,076	100.0
Other assets as at September 30	6,948		6,777	
Net change in assets in October	1,054		1,740	
Total assets as at October 31	82,423		74,593	

Earning assets are those which bear interest. Consequently, they do not include cash, deposits with the Bank of Canada, cheques and other items in transit (net value), customers' liability under acceptances, premises and equipment, and other assets. The Bank's earning assets as at September 30 were distributed according to the location of ultimate risk, i.e., the geographic location of the borrower or, if applicable, the guarantor. Earning assets are calculated net of any allowance for credit losses, and are presented separately for each country where the Bank's exposure exceeds an amount equal to 0.75% of total earning assets.

There is no material concentration of credit risk in any given operating segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

21. INTEREST RATE SENSITIVITY POSITION

Analyzing interest rate sensitivity gaps is one of the methods used by the Bank to manage interest rate risk.

The following breakdown of assets and liabilities by maturity illustrates the sensitivity of the Bank's balance sheet to interest rate fluctuations as at October 31, 2003.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	Total
Assets							
Cash resources	1,741	3,753	1,331	-	-	222	7,047
Effective yield		2.0%	1.65%	-%	-%		
Securities	58	2,099	7,115	6,847	4,971	5,089	26,179
Effective yield		2.95%	3.15%	3.32%	5.43%		
Loans	948	24,915	5,340	8,860	452	1,821	42,336
Effective yield		3.73%	5.49%	5.98%	6.39%		
Other assets	3	-	-	-	-	6,858	6,861
	2,750	30,767	13,786	15,707	5,423	13,990	82,423
Liabilities and shareholders' equity							
Deposits	2,681	25,705	8,527	13,480	267	803	51,463
Effective yield		2.32%	3.38%	3.88%	2.20%		
Other debt(1)	2	9,196	310	1,968	2,617	3,038	17,131
Effective yield		2.64%	3.17%	3.50%	4.94%		
Subordinated debentures	-	45	91	800	580	-	1,516
Effective yield		7.50%	3.88%	6.77%	6.87%		
Acceptances and other liabilities	-	-	-	-	-	8,216	8,216
Shareholders' equity	-	-	-	375	-	3,722	4,097
	2,683	34,946	8,928	16,623	3,464	15,779	82,423
On-balance sheet gap	67	(4,179)	4,858	(916)	1,959	(1,789)	-
Derivative financial instruments	-	(14,741)	6,716	7,214	880	(69)	-
Total	67	(18,920)	11,574	6,298	2,839	(1,858)	-
Position in Canadian dollars							
On-balance sheet total	(814)	1,733	3,925	(1,902)	755	(3,620)	77
Derivative financial instruments	-	(14,330)	5,637	7,006	936	-	(751)
Total	(814)	(12,597)	9,562	5,104	1,691	(3,620)	(674)
Position in foreign currency							
On-balance sheet total	881	(5,911)	932	985	1,205	1,831	(77)
Derivative financial instruments	-	(412)	1,080	209	(57)	(69)	751
Total	881	(6,323)	2,012	1,194	1,148	1,762	674
Total 2003	**67**	**(18,920)**	**11,574**	**6,298**	**2,839**	**(1,858)**	**-**
Total 2002	6,541	(16,734)	4,273	7,517	1,183	(2,780)	-

(1) *Represents obligations related to securities sold short and securities sold under repurchase agreements.*

Effective yield represents the weighted average effective yield based on the earlier of contractual repricing or the maturity date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to be equal to their carrying value. This fair value is determined using the valuation methods and assumptions described below. The fair values of derivative financial instruments are not included in the table and are presented separately in Note 19.

Fair value represents the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If not quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as land, buildings, equipment and furniture and other. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

		2003		2002
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Securities	**26,179**	**26,307**	20,118	20,108
Loans	**42,336**	**42,622**	40,812	41,166
Liabilities				
Deposits	**51,463**	**51,831**	51,690	52,175
Subordinated debentures	**1,516**	**1,627**	1,592	1,697

Valuation methods and assumptions

Securities

The fair value of securities is presented in Note 4 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

Loans

The fair value of floating-rate loans is assumed to be equal to their carrying value. The fair value of other loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits

The fair value of fixed-rate deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures

The fair value of subordinated debentures is determined by discounting the contractual cash flows, using market interest rates currently offered for similar financial instruments with the same remaining terms to maturity.

23. IMPAIRMENT CHARGE

In 2002, the Bank carried out a valuation of the carrying value of its investment in COGNICASE INC., and an impairment charge of $137 million was recorded during 2002 in the Consolidated Statement of Income under "Other income". In the first quarter of 2003, CGI Group Inc. purchased all the shares of COGNICASE INC. and the Bank recorded a $4 million loss in the Consolidated Statement of Income under "Other Income".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

24. RELATED PARTY TRANSACTIONS

The Bank grants loans to its directors and officers under various conditions. The balance of loans granted amounted to:

	2003	2002
Mortgage loans	2	6
Other loans	83	144

Loans to eligible officers have been granted, since January 1, 2003, under the same conditions as applicable to any other employee of the Bank. The principal conditions are as follows:
- The employee must meet the same credit requirements as a customer
- Mortgage loans: market rate less 2%
- Personal loans and credit cards: customer's rate divided by 2
- Personal line of credit: Canadian prime rate less 3% (never lower than Canadian prime divided by 2).

For personal loans, credit cards and personal lines of credit, employees may not borrow more than 50% of their annual salary at the rate specified. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows:
- Loans to directors are granted under market conditions for similar risks
- Residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and the lesser of the market rate divided by 3 or the market rate less 5% for the remainder
- Other loans granted to officers are chiefly personal lines of credit bearing interest at the Bank's prime rate divided by 2 for the first $10,000 to $20,000, and the lesser of prime minus 3% or prime divided by 2 for the remainder, up to an aggregate maximum of 50% of the officer's annual salary.

25. SEGMENT DISCLOSURES

The Bank carries out its activities in three reportable segments described below. The other operating segments are grouped together for presentation purposes. Each reportable segment is distinguished by the services offered, the type of client and the marketing strategy. The following summary briefly describes the operations included in each of the Bank's reportable segments.

Personal and commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization transactions, gains on the sale of operations, the impairment charge on an investment, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

The accounting policies of the reportable segments are the same as those described in the note on accounting policies, with the exception of net interest income, other income and income taxes, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up the tax-exempt income earned on certain securities by the amount of income tax that otherwise would have been payable. Head office expenses are allocated between the various segments. The provision for credit losses for the segments is determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the heading "Other". The Bank assesses performance based on net income. Intersegment revenues are recorded at the exchange amount. Segment assets are average assets directly used in segment operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

25. SEGMENT DISCLOSURES (cont.)

Results by business segment (1)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net interest income (2)	**1,248**	1,190	**91**	89	**186**	321	**(159)**	(127)	**1,366**	1,473
Other income (2)	**629**	592	**567**	522	**745**	508	**152**	19	**2,093**	1,641
Total revenues	**1,877**	1,782	**658**	611	**931**	829	**(7)**	(108)	**3,459**	3,114
Operating expenses	**1,157**	1,113	**526**	506	**527**	416	**49**	5	**2,259**	2,040
Contribution	**720**	669	**132**	105	**404**	413	**(56)**	(113)	**1,200**	1,074
Provision for credit losses	**207**	219	**-**	1	**39**	39	**(69)**	231	**177**	490
Income before income taxes, non-controlling interest and discontinued operations	**513**	450	**132**	104	**365**	374	**13**	(344)	**1,023**	584
Income taxes (2)	**185**	167	**47**	35	**130**	133	**12**	(99)	**374**	236
Non-controlling interest	**-**	-	**4**	3	**-**	-	**23**	27	**27**	30
Income before discontinued operations	**328**	283	**81**	66	**235**	241	**(22)**	(272)	**622**	318
Discontinued operations	**-**	-	**-**	-	**-**	-	**2**	111	**2**	111
Net income	**328**	283	**81**	66	**235**	241	**(20)**	(161)	**624**	429
Average assets	**38,679**	38,337	**665**	769	**37,819**	37,067	**(5,492)**	(6,881)	**71,671**	69,292

(1) *Since November 1, 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to take these changes into account.*

(2) *Net interest income was grossed up by $42 million (2002: $29 million) and other income by $55 million (2002: $57 million) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equal amount was added to income taxes.*

Results by geographic segment

Total revenues are attributed to countries where the client conducts business. More than 92.5% of revenues are concentrated in Canada.

26. DISCONTINUED OPERATIONS

Lending operations in the United States

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain, net of restructuring costs, of $79 million net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, net of income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations, the total contribution from discontinued operations was $111 million, net of income taxes of $82 million for 2002.

For the year ended October 31, 2003, the total contribution from discontinued operations was $2 million, net of income taxes of $1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

26. DISCONTINUED OPERATIONS (cont.)

The results for discontinued operations were as follows:

	2003	2002
Interest income	7	52
Interest expense	2	24
Net interest income	5	28
Other income	1	167
Total revenues	6	195
Operating expenses	4	53
Contribution	2	142
Provision for credit losses	(1)	(51)
Income before income taxes	3	193
Income taxes	1	82
Net income	2	111

A total of $2.5 billion of loans were sold on January 15, 2002. The balance of the loans included in the agreement, representing $313 million as at October 31, 2002, is shown on the Consolidated Balance Sheet under "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group which ended July 15, 2003. The sale was completed and all the parties had fulfilled their respective obligations as at October 31, 2003.

27. ACQUISITIONS

A) Putnam Lovell Group Inc.

On June 19, 2002, the Bank finalized its acquisition of U.S.-based investment bank Putnam Lovell Group Inc. (Putnam Lovell), which has been operating since that date under the name Putnam Lovell NBF.

The aggregate consideration paid at closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million plus a cash payment of $1 million. The value of the common shares issued was established on the basis of the average closing price of Bank shares in the days preceding June 18, 2002, the date on which the number of shares was determined. Furthermore, as part of the acquisition, the Bank issued 191,598 common shares valued at $6 million as compensation to a third party. The $68 million excess of the purchase price over the fair value of the net liabilities assumed was allocated entirely to goodwill.

An additional amount in the form of 476,119 common shares of the Bank valued at $15 million will be paid in 2004, contingent upon certain profitability targets being met and if applicable, will be added to goodwill.

The results of Putnam Lovell have been recorded in the Consolidated Statement of Income as of its acquisition date, June 19, 2002.

B) Altamira Investment Services Inc.

On August 12, 2002, the Bank concluded the acquisition of Altamira Investment Services Inc. (Altamira), a mutual funds manager and distributor.

The purchase price of $263 million consisted of $254 million in cash and 270,671 common shares of the Bank valued at $9 million.

The tangible assets acquired amounted to $48 million while the liabilities assumed amounted to $264 million and consisted primarily of Altamira debt. The excess of the purchase price over the fair value of the net liabilities assumed was $479 million. Of this amount, $171 million was allocated to Altamira management contracts and the Altamira trademark as intangible assets, and the remaining $308 million was allocated to goodwill. The intangible assets acquired have an indefinite useful life and will not be amortized. The results of Altamira have been recorded in the Consolidated Statement of Income as of its acquisition date, August 12, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

28. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA

General allowance for credit risk

In 1998, in accordance with the guidance prescribed by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment was not in compliance with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance for credit risk was raised to $403 million. During 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million. Since February 1, 2002, the general allowance for credit risk has been in accordance with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

Had the Bank followed Canadian GAAP during 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.31 and $0.30, respectively.

There was no impact as at October 31, 2003 and 2002 on the Consolidated Balance Sheet or the book value of common shares.

Furthermore, had the Bank followed Canadian GAAP during 2002, return on common shareholders' equity would have decreased by 1.61%.

29. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The consolidated financial statements of the Bank are prepared in accordance with Canadian GAAP, other than the accounting for the general allowance for credit risk, which is in accordance with the accounting treatment prescribed by the Superintendent and described in Note 28, which until January 31, 2002, was not in accordance with Canadian GAAP. Since February 1, 2002 the general allowance for credit risk has been in accordance with Canadian GAAP and the accounting treatment prescribed by the Superintendant. The principal differences resulting from the application of U.S. GAAP on net income and on the Consolidated Balance Sheet are presented below. In addition, a Consolidated Statement of Comprehensive Income is presented in conformity with U.S. GAAP.

	2003	2002
Reported net income	**624**	429
Charge for other-than-temporary impairment	(20)	134
Investment account securities	(2)	–
General allowance for credit risk	-	(97)
Sale of premises	(2)	(2)
Loan securitization	4	(7)
Derivatives and hedging activities	(11)	38
Income tax effect on above items	11	5
Net income per U.S. GAAP	**604**	500
Net income per common share, basic – U.S. GAAP	**$3.26**	$2.57
Net income per common share, diluted – U.S. GAAP	**$3.23**	$2.55

Consolidated Statement of Comprehensive Income	**2003**	2002
Net income per U.S. GAAP	**604**	500
Other comprehensive income		
Change in unrealized gains and losses on securities available for sale, net of income taxes of $59 (2002: $(44))	104	(69)
Change in gains and losses on derivatives designated as cash flow hedges, net of income taxes of $(35) (2002: $(2))	(64)	31
Minimum pension liability adjustment, net of income taxes of $1 (2002: $(3))	1	(5)
Foreign currency translation adjustment, net of income taxes of $63 (2002: $7)	(11)	(2)
Comprehensive income	**634**	455

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

29. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (cont.)

Consolidated Condensed Balance Sheet

			2003			2002
	Canadian GAAP	Increase	U.S. GAAP	Canadian GAAP	Increase (decrease)	U.S. GAAP
Assets						
Cash resources	7,047	-	7,047	6,864	-	6,864
Investment account securities	6,998	121	7,119	6,863	(29)	6,834
Trading account securities	19,151	-	19,151	13,179	-	13,179
Loan substitutes	30	-	30	76	-	76
Loans	42,336	588	42,924	40,812	2,173	42,985
Premises and equipment	263	81	344	255	84	339
Goodwill	660	22	682	661	22	683
Other assets	5,938	599	6,537	5,883	741	6,624
Total assets	82,423	1,411	83,834	74,593	2,991	77,584
Liabilities						
Deposits	51,463	514	51,977	51,690	2,079	53,769
Other liabilities	24,949	533	25,482	16,924	520	17,444
Subordinated debentures	1,516	114	1,630	1,592	163	1,755
Non-controlling interest	398	-	398	486	-	486
Total liabilities	78,326	1,161	79,487	70,692	2,762	73,454
Shareholders' equity						
Preferred shares	375	-	375	300	-	300
Common shares	1,583	24	1,607	1,639	24	1,663
Contributed surplus	2	-	2	-	-	-
Retained earnings	2,137	25	2,162	1,962	34	1,996
Accumulated other comprehensive income	-	201	201	-	171	171
Total shareholders' equity	4,097	250	4,347	3,901	229	4,130
Total liabilities and shareholders' equity	82,423	1,411	83,834	74,593	2,991	77,584

Impairment charge
Under Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the carrying value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those in the United States insofar as the period during which the carrying value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. In comparison to Canadian GAAP, the period under U.S. GAAP is significantly shorter. Lastly, under U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Investment account securities
Under U.S GAAP, investment account securities are separated into two categories: securities available for sale (reported in the balance sheet at fair value) and securities held to maturity (reported in the Consolidated Balance Sheet at unamortized cost). Unrealized gains and losses on securities available for sale, net of income taxes, are presented separately in "Accumulated other comprehensive income" under Shareholders' equity, while the change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income. Under U.S. GAAP, the Bank records virtually all investment account securities in the available for sale category. Furthermore, under U.S. GAAP, all commitments related to securities sold short must be recorded at their fair value as liabilities, and any changes in fair value are to be reported in the Consolidated Statement of Income. Under Canadian GAAP, securities sold short that are used in hedging relationships are reported at their unamortized cost. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended October 31
(millions of dollars)

29. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (cont.)

General allowance for credit risk
In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian or U.S. GAAP. In 2001, the Bank increased the portion of its general allowance for credit risk, in accordance with U.S. GAAP, by $203 million. During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations", representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million. Since February 1, 2002, the general allowance for credit risk has complied with Canadian and U.S. GAAP. Had the Bank followed U.S. GAAP during the year, it would have had no impact on the Consolidated Statement of Income (2002: $97 million increase in the provision for credit losses, $40 million decrease in income taxes and $57 million decrease in net income). There was no impact on the Consolidated Balance Sheet as at October 31, 2003 (2002: no impact).

Sale of premises
Under Canadian GAAP, the leases related to the head office building were accounted for as a sales-type lease followed by an operating lease as a lessee. Under U.S. GAAP (SFAS No. 98 entitled "Accounting for Leases"), in order to be accounted for as a sales-type lease, for real property, title must be transferred at the end of the lease term; therefore, the two leases must be accounted for as operating leases. Consequently, the building remains on the balance sheet, and the proceeds received are recorded as a liability.

Loan securitization
A new Canadian GAAP standard became effective for loan securitization transactions carried out as of July 1, 2001, substantially harmonizing the Canadian accounting treatment with that required under U.S. GAAP. However, certain differences remain with respect to transactions entered into before July 1, 2001 and the conditions under which special purpose entities ("SPEs") require consolidation. Under Canadian GAAP, SPEs are consolidated only when the Bank is deemed to control these SPEs and retains substantially all the residual risks and rewards of the SPEs. U.S. GAAP requires that SPEs be consolidated unless they receive a substantial investment from an independent third party or their activities are sufficiently limited. Certain SPEs with which the Bank has entered into loan securitization transactions would require consolidation under U.S. GAAP.

Derivative financial instruments
Under Canadian GAAP, derivatives used in sales or trading activities are recorded on the Consolidated Balance Sheet at fair value while other derivatives are recorded at cost. Under the U.S. standard (SFAS No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 and SFAS No. 149), the Bank is required to measure all derivatives at fair value and to recognize them on the Consolidated Balance Sheet as an asset or liability. The U.S. standard provides specific guidance regarding the documentation and designation of derivatives in order for the derivatives to be eligible for hedge accounting, the limits of hedging strategies and the measurement of hedge ineffectiveness. Derivatives that cannot be recorded as hedging instruments are recorded at fair value, and changes in fair value are recorded in income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items. With respect to derivatives used for cash flow hedge transactions, changes in fair value are recorded as a separate item in the Consolidated Statement of Comprehensive Income until the hedged items are recognized in income. The ineffective portion of hedging relationships is recognized in income on a quarterly basis.

Minimum pension liability
Under U.S. GAAP (SFAS No. 87 entitled "Employers' Accounting for Pensions"), if the accrued benefit obligation, without salary projections, exceeds the fair value of a pension plan's assets, a liability (minimum pension liability) equivalent to the difference must be recorded in the Consolidated Balance Sheet. Recognition of an additional liability is required in the event that the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan's assets, and net accrued benefit assets are recognized in the Consolidated Balance Sheet. If an additional liability is recognized, an equal amount is recognized as an intangible asset, up to the amount of unrecognized prior service cost, with any excess reported under "Other comprehensive income", net of income taxes.

Goodwill
In 1999, the value of the shares issued by the Bank as part of the acquisition of First Marathon Inc. was based on the market price of the shares over a reasonable period of time before and after the acquisition date, as required by Canadian GAAP in effect before July 1, 2001. Under U.S. GAAP, the value of shares would have been based on the market price of the shares over a reasonable period of time before and after the date the terms of the acquisition were agreed to and announced. Had the Bank followed U.S. GAAP, goodwill and the amount of common shares would have increased.

Variable interest entities
In January 2003, the Bank adopted the new U.S. Interpretation FIN-46 on the consolidation of variable interest entities, which applied immediately to all variable interest entities created after January 31, 2003. Under the Interpretation, the Bank must identify the variable interest entities in which it has an interest, determine whether it is the primary beneficiary and, if such is the case, consolidate those entities. The adoption of this new Interpretation has no material impact on the Bank. For variable interest entities created before February 1, 2003, the provisions of the new Interpretation will apply to the Bank effective October 31, 2004. The Bank is currently assessing the impact of the new Interpretation on entities created before February 1, 2003.

STATISTICAL REVIEW

As at October 31	2003	2002	2001	2000	1999	1998	1997[7]	1996[6]	1995	1994
Balance sheet data										
(millions of dollars)										
Cash resources	**$ 7,047**	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476	$ 3,528	$ 5,174	$ 3,765
Securities	**26,179**	20,118	17,872	16,835	16,932	15,439[5]	10,010	8,414	7,285	6,071
Loans	**42,336**	40,812	44,392	46,739	43,891	45,507[5]	47,259	37,935	33,795	32,226
Customers' liability under acceptances	**3,334**	2,988	3,593	3,640	2,962	2,658	2,273	1,725	1,293	1,255
Premises and equipment and other assets	**3,527**	3,811	4,277	2,958	2,455	2,207	2,217	1,532	1,366	1,457
Total assets	**$82,423**	$ 74,593	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$53,134	$ 48,913	$ 44,774
Deposits	**$51,463**	$ 51,690	$ 51,436	$ 50,473	$ 49,984	$48,026	$ 43,270	$40,125	$ 40,424	$ 36,850
Other liabilities	**25,347**	17,410	18,767	20,165	15,481	18,976	19,136	9,494	4,895	4,253
Long-term debt										
floating-capital notes	**-**	-	-	-	-	-	-	-	106	113
Subordinated debentures	**1,516**	1,592	1,647	1,361	1,035	966	1,069	1,016	1,177	1,241
Capital stock										
Preferred	**375**	300	492	492	317	317	376	376	376	532
Common	**1,583**	1,639	1,668	1,653	1,641	1,327	1,309	1,268	1,234	1,207
Contributed surplus	**2**	-	-	-	-	-	-	-	-	-
Retained earnings	**2,137**	1,962	1,956	1,683	1,343	1,051	1,075	855	701	578
Total liabilities and shareholders' equity	**$82,423**	$ 74,593	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$53,134	$ 48,913	$ 44,774
Average assets	**$71,671**	$ 69,292	$ 69,197	$ 69,840	$ 65,784	$65,873	$ 55,685	$49,239	$47,582	$ 43,160
Average capital funds[1]	**5,216**	5,249	5,020	4,660	3,512	3,886	3,744	3,511	3,620	3,230
Income statement data										
(millions of dollars)										
Net interest income	**$ 1,324**	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235	$ 1,136	$ 1,170	$ 1,081
Other income	**2,038**	1,584	1,789	1,878	1,232	1,108	1,030	970	712	719
Total revenues	**$ 3,362**	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317	$ 2,265	$ 2,106	$ 1,882	$ 1,800
Provision for credit losses	**177**	490	205	184	170	147	280	235	255	275
Operating expenses	**2,259**	2,040	1,989	2,120	1,615	1,535	1,451	1,402	1,219	1,158
Income taxes	**277**	150	278	239	213	239	209	130	146	131
Non-controlling interest	**27**	30	28	26	32	31	16	10	7	9
Income before discontinued operations and goodwill charges	**622**	318	627	499	389	365	309	329	255	227
Discontinued operations	**2**	111	(45)	29	36	24	42	-	-	-
Goodwill charges	**-**	-	19	19	8	73	9	11	10	10
Net income	**$ 624**	$ 429	$ 563	$ 509	$ 417	$ 316	$ 342	$ 318	$ 245	$ 217

STATISTICAL REVIEW (CONT.)

As at October 31	2003	2002	2001	2000	1999	1998	1997(7)	1996(6)	1995	1994
Stock data										
Number of common shares (thousands)	**174,620**	182,596	190,331	189,474	188,729	171,616	170,461	167,151	163,963	160,976
Number of common shareholders of record	**27,865**	28,549	29,766	30,795	32,048	32,902	34,433	36,549	39,053	41,974
Income before discontinued operations and goodwill charges per share, basic	**$ 3.37**	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12	$ 1.92	$ 1.82	$ 1.32	$ 1.18
Net income per share, basic	**$ 3.37**	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86	$ 1.76	$ 1.26	$ 1.12
Dividend per share	**$ 1.08**	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575	$ 0.49	$ 0.40	$ 0.40
Stock trading range										
High	**$ 41.19**	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30	$ 13.90	$ 11.88	$ 11.63
Low	**$ 29.95**	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20	$ 10.38	$ 8.63	$ 8.25
Close	**$ 40.91**	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15	$ 13.00	$ 11.00	$ 9.38
Book value	**$ 21.32**	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99	$ 12.70	$ 11.88	$ 11.09
Dividends on preferred shares										
Series 5	-	-	-	-	-	3.9531	3.3670	4.8235	5.9462	4.4495
Series 7	-	-	-	-	-	1.0306	0.8777	1.2576	1.5503	1.1601
Series 8	-	-	-	-	-	0.9883	0.8417	1.2059	1.4865	1.1125
Series 10	-	-	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875
Series 11	-	0.5000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000
Series 12	**0.8125**	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.0562
Series 13	**1.6000**	1.6000	1.6000	0.5447	-	-	-	-	-	-
Series 15	**1.1480**	-	-	-	-	-	-	-	-	-
Financial ratios										
Return on common shareholders' equity before goodwill charges	**16.5%**	11.3%	16.0%	16.0%	15.5%	14.6%	14.5%	15.1%	11.5%	11.1%
Return on average assets	**0.87%**	0.62%	0.80%	0.73%	0.62%	0.51%	0.62%	0.64%	0.51%	0.50%
Return on average capital funds	**11.9%**	9.5%	12.5%	12.4%	13.2%	9.3%	10.5%	10.6%	8.3%	7.9%
Capital ratios - BIS										
Tier 1	**9.6%**	9.6%	9.6%	8.7%	7.7%	7.7%	8.1%	6.9%	6.8%	6.9%
Total	**13.4%**	13.6%	13.1%	11.4%	11.0%(4)	10.7%	11.3%	10.2%(2)	10.4%	11.1%
Other information										
Impaired loans (millions of dollars)	**$ 251**	$ 246	$ 591	$ 544	$ 543	$ 547	$ 497	$ 506	$ 611	$ 744
Number of Bank employees(3)										
In Canada	**11,328**	11,287	11,676	11,050	11,744	11,641	11,245	11,022	10,249	10,423
Outside Canada	**132**	155	351	407	431	400	406	380	371	323
National Bank Financial & Co. Inc.	**2,868**	3,147	2,294	2,419	2,489	1,895	1,676	1,425	1,578	1,481
Branches in Canada	**477**	507	525	586	649	646	641	632	629	641
Banking machines	**817**	826	834	802	761	744	738	712	624	551

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.

(2) Taking into account the issuance of $150 million in subordinated debentures on November 1, 1996.

(3) The number of employees is provided on a full-time equivalent basis. This basis was changed in 1996.

(4) Taking into account the issuance of US $250 million in subordinated debentures on November 2, 1999.

(5) The securities figures were restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.

(6) Figures prior to 1996 have not been restated to reflect the fact that gains and losses on securities previously recorded under "Interest income" were reclassified as "Other income" as they could not be obtained through reasonable effort.

(7) Figures prior to 1997 have not been restated to reflect the impact of activities that were discontinued in 2001.

PRINCIPAL SUBSIDIARIES

Name	Principal office address[1]	Voting and participating shares	Investment at cost (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	330
National Bank Group Inc.	Montreal, Canada	100%	605
National Bank Financial & Co. Inc.	Montreal, Canada	100%	174
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	1
Natcan Trust Company	Montreal, Canada	100%	55
National Bank Trust Inc.	Montreal, Canada	100%	154
National Bank Life Insurance Company	Montreal, Canada	100%	10
Services financiers Banque Nationale Inc.	Montreal, Canada	100%	–
National Bank Financial Services (Investments) Inc.	Montreal, Canada	100%	–
National Bank Securities Inc.	Montreal, Canada	100%	8
Natcan Investment Management Inc.	Montreal, Canada	69.1%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Discount Brokerage Inc.	Montreal, Canada	100%	36
Altamira Investment Services Inc.	Toronto, Canada	100%	263
Innocap Investment Management Inc.	Montreal, Canada	100%	1
National Bank Realty Inc.	Montreal, Canada	100%	6
FMI Acquisition Holding Inc.	Montreal, Canada	100%	25
NBC Financial (U.K.) Ltd.	London, United Kingdom	100%	73
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	100%	17
National Bank General Insurance Inc.	Montreal, Canada	90%	–
Natcan Holdings International Limited	Nassau, Bahamas	100%	30
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	–
NB Capital Corporation	New York, United States	100%	242
NB Finance Ltd.	Hamilton, Bermuda	100%	175
National Canada Finance LLC	New York, United States	100%	733
NatBC Holding Corporation & Subsidiary	Florida, United States	100%	18
Natbank, National Association	Florida, United States	100%	–
NBC Global Risk Management Inc.	Houston, United States	100%	–
NBC Trade Finance Limited	Hong Kong, China	100%	–

(1) All the subsidiaries are incorporated under the laws of the state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, U.S.A., and National Canada Finance LLC and NatBC Holding Corporation & Subsidiary, both of which are incorporated under the laws of the State of Delaware, U.S.A.

PRINCIPAL INVESTMENTS IN ENTITIES SUBJECT TO SIGNIFICANT INFLUENCE			Investment at carrying value
Alter Moneta Corporation	Montreal, Canada	34.9%	16
Alter Moneta Corporation (Delaware)	Montreal, Canada	34.9%	15
Maple Financial Group Inc.	Toronto, Canada	24.8%	94

04 JAN 20 AM 7:21

NATIONAL BANK TRUST

December 4, 2003

SUBJECT : NATIONAL BANK OF CANADA INC.
Cusip CA633067

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the Annual Meeting date for the above-mentioned company is **March 10, 2004.**

The record date, for the determination of the shareholders entitled to receive notice of said Meeting, is fixed on **January 22, 2004.**

NATIONAL BANK TRUST INC.
SHARE OWNERSHIP MANAGEMENT
NATIONAL BANK OF CANADA INC.

Signed by: Danielle Sabourin
Authorized Officer

900-1100 rue University
Montréal (Québec)
H3B 2G7

TRUST
BANQUE NATIONALE

Le 4 décembre 2003

OBJET : BANQUE NATIONALE DU CANADA INC.
Cusip CA633067

Mesdames, Messieurs,

En conformité avec la Norme canadienne 54-101, nous vous avisons par la présente que la date de l'assemblée annuelle de la compagnie précitée sera le **10 mars 2004**.

La date de référence, en vue de déterminer les actionnaires de cette compagnie ayant le droit de recevoir l'avis d'assemblée, a été fixée au **22 janvier 2004**.

TRUST BANQUE NATIONALE INC.
GESTION DE L'ACTIONNARIAT
BANQUE NATIONALE DU CANADA INC.

Signée par : Danielle Sabourin
Officier autorisé

900-1100 rue University
Montréal (Québec)
H3B 2G7

NATIONAL BANK OF CANADA

Report to Shareholders

Fourth Quarter 2003

National Bank achieves or exceeds all its objectives for fiscal 2003

Dividend increased by 18%

National Bank announces its intention to repurchase up to 5% of its outstanding common shares during the next 12-month period.

- *Net income up 17% to $158 million for the fourth quarter of 2003*
- *Earnings per share up 23% to $0.87 versus $0.71 for the fourth quarter of 2002*
- *Record net income of $624 million for fiscal 2003 or $3.37 per share compared to $429 million or $2.18 per share in 2002*
- *Return on common shareholders' equity of 16.5% for fiscal 2003*

MONTREAL, December 4, 2003 – National Bank of Canada recorded net income of $158 million in the fourth quarter of 2003, for a 17% increase, compared to $135 million in the corresponding quarter of 2002.

Earnings per share amounted to $0.87 for the fourth quarter versus $0.71 for the corresponding quarter of 2002. Return on common shareholders' equity was 16.4% for the quarter compared to 14.5% for the fourth quarter of 2002.

Each of the Bank's three business segments posted solid growth in quarterly net income.

Personal and Commercial declared net income of $79 million for the fourth quarter of 2003 for an increase of $11 million, or 16%, compared to the same period in 2002. The improvement was attributable to wider spreads and higher other income, particularly for insurance products.

Wealth Management benefitted from the stock market recovery, generating net income of $24 million in the fourth quarter, a jump of 60% from $15 million in the fourth quarter of 2002.

Net income for Financial Markets was up 49% to $73 million in the fourth quarter of 2003 versus $49 million for the same period a year earlier. Trading activities accounted for most of the net income growth in this segment.

	For the quarter ended October 31		
	2003	2002	%
Net income			
Personal and Commercial	**79**	68	+16
Wealth Management	**24**	15	+60
Financial Markets	**73**	49	+49
Other	**(18)**	3	
Total	**158**	135	+17
Earnings per share	**$0.87**	$0.71	+23
Return on common shareholders' equity	**16.4%**	14.5%	

	For the fiscal year ended October 31		
	2003	2002	%
Net income			
Personal and Commercial	**328**	283	+16
Wealth Management	**81**	66	+23
Financial Markets	**235**	241	-2
Other	**(20)**	(161)	
Total	**624**	429	+45
Earnings per share	**$3.37**	$2.18	+55
Return on common shareholders' equity	**16.5%**	11.3%	

Commenting on these results, Réal Raymond, President and Chief Executive Officer of the National Bank, stated that he was very pleased with the strong performance of all business units in the fourth quarter and with the Bank's record net income for 2003. "Our results are proof of the determination, diligence and discipline with which we pursued our strategies. Diversifying our revenue streams has proven beneficial not only for each of our segments, but for each of our markets as well."

At the meeting held on December 4, 2003, the Board of Directors raised the target dividend payout ratio to between 35% and 45% of income available to common shareholders. The Board also approved an 18% increase in the quarterly dividend bringing it to $0.33 per share.

Moreover, the Bank received approval to repurchase up to 8.7 million common shares under a normal course issuer bid.

For fiscal 2003, the Bank posted record net income of $624 million, up 45% from $429 million the previous year. In 2002, the Bank had recorded a $112 million impairment charge (after taxes) following the revaluation of its investment in a technology firm. Excluding the impact of this impairment charge on results for fiscal 2002, net income for 2003 was up $83 million or 15%. Earnings per share rose to $3.37 for the year from $2.18 for 2002 ($2.79 if the impairment charge for an investment is excluded). Return on common shareholders' equity was 16.5% in 2003, up from 11.3% a year earlier (14.3% if the impairment charge for an investment is excluded).

Personal and Commercial recorded net income of $328 million in 2003 for an increase of $45 million or 16%. Wider spreads, growth of more than 6% in other income, a better efficiency ratio and improved credit quality accounted for this increase.

Net income at Wealth Management totalled $81 million in 2003 compared to $66 million in 2002 for an increase of 23%. The improvement was chiefly attributable to the contribution of one full year of income from Altamira and renewed trading by individual investors on capital markets in the second half of fiscal 2003.

Lastly, the Financial Markets segment recorded net income of $235 million in 2003 versus $241 million a year earlier. The excellent performance at Treasury, primarily in trading activities, was offset by a decrease in demand for corporate financing and a decline in merger and acquisition activities.

As at October 31, 2003, specific and general allowances for credit risk exceeded gross impaired loans by $154 million compared to $159 million as at October 31, 2002. The decrease in net impaired loans at Personal and Commercial, however, was offset by the increase in net impaired corporate loans.

Tier 1 and total capital ratios were 9.6% and 13.4% respectively as at October 31, 2003 compared to 9.6% and 13.6% as at October 31, 2002.

Business Development

During the fourth quarter, the Bank continued its efforts to improve its offering of financial products and investment solutions and position itself as a wealth management leader. It also continued to expand its distribution network, by capitalizing on partnerships with various distributors and resellers of financial products.

For example, National Bank Securities (NBS) introduced its Advisor Series which enables independent financial advisors to sell all of its mutual funds. This initiative was formalized by the signing of agreements with ScotiaMcLeod, Avantages Services Financers, the PEAK Financial Group, BBA Investments, Le Groupe financier Everest, Desjardins Securities and other well-known brokerage firms. The National Bank, which is relying on the quality customer service provided by NBS to make inroads into the independent market, has thus become one of the first financial institutions in Quebec to make its family of mutual funds available to such a large group of financial experts.

In addition, the National Bank recently launched the Monthly Income Fund, an investment fund composed of four asset classes: preferred shares, common shares, high-yield bonds and income trusts. The Fund provides investors with a monthly income consisting of dividends, interest, capital gains and capital returns.

Furthermore, Great-West Life and London Life representatives can now offer National Bank financial products under their respective banners. They join Investors Group representatives who have been distributing our products since the previous quarter.

In October, National Bank Financial strengthened its position in the cities of Saint-Hyacinthe and Rimouski, Quebec by acquiring two ScotiaMcLeod branches.

The National Bank introduced several other initiatives aimed at offering a broader array of products to its customers. As a result, consumers now have the option of opening bank accounts online at www.nbc.ca. For their part, companies that subscribe to Internet Banking Solutions can now safely conclude transactions with their domestic and international partners in a number of currencies via wire transfers. This fast, easy way of doing business will considerably facilitate their financial and commercial transactions in Canada and abroad.

Lastly, in the past three months, the Bank launched two new credit cards, providing clients with definite advantages. The new National Bank Platinum MasterCard is designed for individuals looking for a generous reward program as well as a broad range of travel insurance coverage and attractive rates. The National Bank Premia BusinessCard is intended for companies and self-employed individuals. An excellent tool for managing expenses, it allows cardholders to benefit from a unique combination of advantages and save substantially. It, also, offers a generous reward program and comprehensive insurance coverage.

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on results for the fourth quarter and the fiscal year ended October 31, 2003

- A conference call for financial analysts will be held on **December 4, 2003 at 2:00 p.m. Eastern time.**
- Access by telephone:
  1-800-387-6216 or (416) 405-9328
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until December 11, 2003 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1497513.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations.**

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the fourth quarter of 2003 and in the unaudited consolidated financial statements for the fiscal year ended October 31, 2003.

Strategic Objectives

The National Bank published its strategic objectives for fiscal 2003 in its 2002 Annual Report. The table below compares these objectives with the results for the fourth quarter and the fiscal year ended October 31, 2003.

	Objectives	4th quarter results	2003 results
Growth in earnings per share	5% - 10%	23%	21% [1]
Return on common shareholders' equity	14% - 16%	16.4%	16.5%
Tier 1 capital ratio	8.75% - 9.50%		9.6%
Dividend payout ratio	30% - 40%		32%

(1) Excluding the impairment charge for an investment in 2002

Analysis of Results

Operating Results

For the fourth quarter ended October 31, 2003, the National Bank earned net income of $158 million, compared to $135 million for the corresponding quarter of 2002. Earnings per share were $0.87 for the quarter versus $0.71 for the fourth quarter of 2002. Return on common shareholders' equity rose to 16.4% for the quarter as against 14.5% for the fourth quarter ended October 31, 2002.

For fiscal 2003, the National Bank recorded net income of $624 million compared to $429 million in 2002, representing an increase of 45% ($83 million or 15% if the impairment charge for an investment is excluded). At $3.37 for fiscal 2003, earnings per share were up 55% versus $2.18 for fiscal 2002 (excluding the impairment charge which amounted to $0.61, the increase is 21%). Return on common shareholders' equity rose to 16.5% for the fiscal year ended October 31, 2003 versus 11.3% for fiscal 2002 (14.3% if the impairment charge for an investment is excluded).

Revenues

Total revenues for the fourth quarter of 2003 were $903 million, an increase of $108 million, or 14%, compared to $795 million for the year-earlier period.

Net interest income amounted to $321 million for the quarter, down $40 million from $361 million for the fourth quarter of 2002. The $57 million decrease in net interest income at Financial Markets was primarily due to the cost of financing trading account investments and interest paid on index-linked deposits for which revenues are recorded as "Other income". Moreover, net interest income for Personal and Commercial rose by $16 million, or 5%, to $320 million, mainly owing to the wider spread, which improved from 3.15% of average assets in the fourth quarter of 2002 to 3.25% this quarter.

Other income for the quarter totalled $582 million as against $434 million for the fourth quarter of 2002, an increase of $148 million, owing largely to a $126 million rise in trading income. Of the remainder, $16 million was attributable to capital market fees reflecting the stock market rally and $8 million from commissions on loans and acceptances.

For fiscal 2003, total revenues reached a new high of $3.4 billion, an increase of more than $300 million, or 11%, over fiscal 2002.

Net interest income for fiscal 2003 stood at $1,324 million, down $120 million from fiscal 2002. The decline was attributable to securitization activities and the cost of financing trading account securities as well as interest paid on index-linked deposits for which revenues are generally recorded as "Other income". For Personal and Commercial, net interest income rose by 5% to $1,248 million in 2003. As the increase in the spread on credit products was greater than the reduction in the spread on deposits, the segment's overall spread rose by 13 basis points to 3.23% of average assets in 2003.

Other income for fiscal 2003 rose by $454 million, or 29%, to $2,038 million. Part of the increase was attributable to a $137 million impairment charge for an investment recorded in 2002. The remainder was chiefly due to a $261 million increase in trading income, a $23 million increase in commissions on loans and acceptances, and the contribution of revenues generated by Altamira and Putnam Lovell for a full year.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Operating Expenses

Operating expenses for the fourth quarter of 2003 were $624 million compared to $540 million for the corresponding period of 2002. Salaries and staff benefits, representing $353 million, increased $53 million. Close to half of this increase was due to variable compensation linked to the sizeable growth in revenues at Treasury and National Bank Financial, while an adjustment to the provision for capital taxes and marketing expenses accounted for much of the remainder.

For fiscal 2003, operating expenses were $2,259 million, up $219 million. The inclusion of 12 months of operating expenses for the companies acquired in 2002 accounted for $83 million of the increase, and higher variable compensation, for approximately $30 million. Had it not been for these items, operating expenses would have increased by approximately 5% due, in part, to the cost of staff benefits, including the pension plan, professional fees and marketing expenses, in particular bonus points for credit cards.

Results by Segment

The revenues of each segment are presented on a taxable equivalent basis, i.e., they are grossed up to make the tax-exempt income earned on certain securities comparable with income from other financial instruments. An equivalent amount was added to income taxes. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal and Commercial

Personal and Commercial posted net income of $79 million for the fourth quarter compared to $68 million for the corresponding quarter of 2002, for an increase of 16%. Net interest income, which totalled $320 million, rose by $16 million, owing mainly to the spread, which went from 3.15% in the fourth quarter of 2002 to 3.25% this quarter. At $161 million, other income was up by $12 million or 8%, with insurance activities accounting for half of the increase. Operating expenses for the quarter were $307 million compared to $293 million for the fourth quarter of 2002. The increase in operating expenses of less than 5% was more than one percentage point lower than the growth in revenues. Expected loan losses were $51 million for the fourth quarter, down $2 million compared to the same quarter of 2002.

For fiscal 2003, net income for Personal and Commercial amounted to $328 million, up $45 million or 16%. Net interest income was $1,248 million, an increase of $58 million, or 5%, primarily due to the spread, which went from 3.10% in 2002 to 3.23% in 2003. Other income was up $37 million, or 6%, to $629 million chiefly owing to commercial lending fees and revenues from insurance activities. At $1,157 million for fiscal 2003, operating expenses were $44 million or 4% more than for fiscal 2002. The efficiency ratio improved from 62.5% in 2002 to 61.6% in 2003. The improved quality of the portfolio, as evidenced by the decline in impaired loans at Personal and Commercial, was also reflected in the lower expected losses, which dropped 5% from $219 million in 2002 to $207 million in 2003.

Wealth Management

Net income for the Wealth Management segment reached $24 million for the fourth quarter of 2003, up 60% from $15 million for the corresponding quarter a year earlier. Total revenues amounted to $176 million for the fourth quarter of 2003 versus $155 million for the same period of 2002, representing growth of 14%. Increased trading activity by individuals on capital markets accounted for the strong growth in income for this segment. Operating expenses for the quarter were $137 million compared to $131 million for the fourth quarter of 2002 owing to variable compensation at the Bank's brokerage subsidiary.

For fiscal 2003, net income for Wealth Management amounted to $81 million as against $66 million for fiscal 2002, an increase of 23%. Total revenues for 2003 were up $47 million, or 8%, to $658 million, notably due to the inclusion of Altamira revenues for one full year. Operating expenses were $526 million, for an increase of $20 million. The inclusion of 12 months of operating expenses for Altamira was partially offset by lower expenses related to individual investor services at the Bank's full-service brokerage subsidiary.

Financial Markets

For the fourth quarter of 2003, Financial Markets posted net income of $73 million as against $49 million for the same period of 2002, for an increase of 49%. Revenues for the quarter reached $275 million, up $75 million or 38%, due to trading income at Treasury. At $153 million, operating expenses increased by $33 million compared to the fourth quarter a year earlier as a result of variable compensation at Treasury. Expected loan losses were $8 million for the quarter as against $9 million for the fourth quarter of 2002.

For fiscal 2003, net income for Financial Markets was $235 million, down $6 million from the previous year. Revenues were $931 million for the year compared to $829 million for fiscal 2002, for an increase of 12%. Revenue from Treasury accounted for 90% of the increase. Operating expenses were $527 million

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

for fiscal 2003, versus $416 million for the previous year. Close to 40% of the increase was attributable to Treasury, largely because of variable compensation. The remainder was due to the inclusion of 12 months of operating expenses for Putnam Lovell. Expected losses for 2003 stood at $39 million, relatively unchanged from a year earlier.

Other

The net loss for the "Other" heading totalled $18 million for the fourth quarter of 2003 compared to net income of $3 million for the same quarter of 2002. An adjustment to the provision for capital taxes and the purchase of an insurance policy for the long-term disability program accounted for this loss.

For fiscal 2003, the net loss for the "Other" heading was $20 million as against $161 million for fiscal 2002. Total revenues were $101 million higher mainly because of an impairment charge for an investment recorded a year earlier. The favourable $300 million variance in the provision for credit losses was primarily due to the revision of the estimated allowance of $185 million recorded in 2002, $120 million in losses for the telecommunications sector, the $30 million reduction in the general allowance for credit risk and the difference between the expected losses charged to the business units and the actual losses incurred. These favourable variances were offset in part by the $111 million net gain recorded in 2002 under "Discontinued Operations" generated by the sale of U.S. asset-based lending operations.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $50 million as against $53 million for the fourth quarter of 2002. For fiscal 2003, credit losses were $177 million compared to $490 million a year earlier. Excluding the revision of the estimated allowance of $185 million recorded in 2002, the provision for credit losses was reduced by $128 million in 2003, largely due to losses incurred in the telecommunications sector in 2002.

As at October 31, 2003, allowances for credit losses exceeded impaired loans by $154 million, compared to $159 million as at October 31, 2002. The reduction in impaired loans, particularly consumer loans, but also commercial and real estate loans, was offset by an increase in impaired corporate loans.

Credit quality remained excellent. The ratio of gross private impaired loans to total tangible capital and allowances was extremely good at 13.0% as at October 31, 2003, versus 14.1% as at October 31, 2002.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 49 of the 2002 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk, namely, interest rate, foreign exchange, commodity and equity price. Global VaR as at October 31, 2003 was at more or less the same level as for the previous quarter.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2003				For the quarter ended July 31, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4)	(5)	(4)	(3)	(4)	(5)	(4)	(2)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Equities	(2)	(3)	(2)	(1)	(2)	(5)	(3)	(2)
Commodities	-	-	-	-	-	(1)	-	-
Correlation effect [2]	3	4	4	1	3	8	4	1
Global VaR	**(4)**	**(6)**	**(3)**	**(3)**	**(4)**	**(5)**	**(4)**	**(3)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

As at October 31, 2003, the Bank's total assets amounted to $82.4 billion compared to $74.6 billion as at October 31, 2002. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	October 2003	October 2002
Loans and acceptances*		
Residential mortgages	18,095	17,452
Consumer loans	4,924	4,758
Credit card receivables	1,525	1,383
Business loans	17,803	18,304
	42,347	**41,897**
Deposits		
Personal (balance)	23,512	22,607
Off-balance sheet personal savings (balance)	51,525	45,636
Business and government	9,226	8,447

* including securitized assets

As at October 31, 2003, residential mortgages totalled $18.1 billion, up approximately 4% from October 31, 2002. Excluding indirect loans, consumer loans have risen by 8% since October 2002 to $4.3 billion. Credit card receivables have increased by 10% since the beginning of the fiscal year, to $1.5 billion as at October 31, 2003. At $17.8 billion, business loans and acceptances are comparable to $18.3 billion as at October 31, 2002. This decline stems mainly from corporate loans.

Personal deposits have risen by about $900 million since October 31, 2002 to total $23.5 billion. Off-balance sheet savings administered by the Bank and its subsidiaries have grown by nearly $6 billion since October 31, 2002, to reach $51.5 billion. The brokerage subsidiaries, both full-service and online, contributed to the year-over-year increase in off-balance sheet savings. Business deposits were up by almost $800 million from October 31, 2002, chiefly because of deposits from small and medium-sized enterprises.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.4% respectively as at October 31, 2003 compared to 9.6% and 13.6% as at October 31, 2002. The ratios are stable because the capital generated by net income less the dividends paid was reduced as a result of the repurchase of 9.1 million common shares under a normal course issuer bid and the redemption of $125 million of Series 12 preferred shares on May 15, 2003. The decrease was mitigated by the issue of $200 million of preferred shares in the first quarter of 2003.

Dividends

At its meeting on December 4, 2003, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 33 cents per common share, payable on February 1, 2004 to shareholders of record on December 29, 2003.

Normal course issuer bid for the repurchase of common shares

The National Bank also announced its intention to make a normal course issuer bid for the repurchase of up to 5% of its outstanding common shares. The notice of intention was filed with and approved by the Toronto Stock Exchange.

The notice stipulates that the Bank may, during a 12-month period beginning on December 8, 2003 and ending no later than December 7, 2004, purchase through the facilities of the Toronto Stock Exchange up to a maximum of 8,700,000 common shares. The Bank will purchase for cancellation the shares at the market price in effect at the time of acquisition. The actual number of common shares repurchased and the timing of the purchases will be determined by the Bank.

As at November 28, 2003, there were 175,154,014 common shares of the Bank issued and outstanding. Under its previous normal course issuer bid, the Bank repurchased and cancelled 9,100,000 common shares.

The normal course issuer bid represents proper use of the Bank's surplus funds and aims to increase the value of shareholders' equity.

Highlights

(unaudited)	Quarter ended October 31 2003	2002	% Change	Fiscal year ended October 31 2003	2002	% Change
Operating results						
(millions of dollars)						
Total revenues	**$903**	$795	**14**	**$3,362**	$3,028	**11**
Net income	**158**	135	**17**	**624**	429	**45**
Return on common shareholders' equity	**16.4%**	14.5%		**16.5%**	11.3%	
Per common share						
Net income	**$0.87**	$0.71	**23**	**$3.37**	$2.18	**55**
Dividends paid	**0.28**	0.24	**17**	**1.08**	0.93	**16**
Book value				**21.32**	19.72	**8**
Stock trading range						
High	**41.19**	32.50		**41.19**	34.93	
Low	**34.50**	27.00		**29.95**	24.70	
Close	**40.91**	29.39		**40.91**	29.39	

Financial position (millions of dollars)	October 31 2003	October 31 2002	
Total assets	**$82,423**	$74,593	**10**
Loans and acceptances	**45,670**	43,800	**4**
Deposits	**51,463**	51,690	**-**
Subordinated debentures and shareholders' equity	**5,613**	5,493	**2**
Capital ratios - BIS			
Tier 1	**9.6%**	9.6%	
Total	**13.4%**	13.6%	
Impaired loans,			
net of specific and general allowances	**(154)**	(159)	
as a % of loans and acceptances	**(0.3)%**	(0.4)%	
Assets under administration/management	**155,348**	138,672	
Total personal savings	**75,037**	68,243	
Interest coverage	**10.22**	7.39	
Asset coverage	**3.19**	3.02	
Other information			
Number of employees	**16,935**	17,285	**(2)**
Number of branches in Canada	**477**	507	**(6)**
Number of banking machines	**817**	826	**(1)**

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Fiscal year ended	
	October 31 2003	July 31 2003	October 31 2002	**October 31 2003**	October 31 2002
Interest income and dividends					
Loans	**463**	483	475	**1,872**	1,906
Securities	**125**	125	130	**526**	511
Deposits with financial institutions	**31**	31	37	**131**	174
	619	639	642	**2,529**	2,591
Interest expense					
Deposits	**247**	291	233	**1,030**	979
Subordinated debentures	**26**	26	27	**105**	110
Other	**25**	17	21	**70**	58
	298	334	281	**1,205**	1,147
Net interest income	**321**	305	361	**1,324**	1,444
Other income					
Capital market fees	**150**	138	134	**544**	539
Deposit and payment service charges	**49**	48	47	**189**	186
Trading revenues	**136**	117	10	**335**	74
Losses on investment account securities, net	**–**	(8)	(7)	**(6)**	(103)
Card service revenues	**12**	15	11	**49**	47
Lending fees	**56**	50	45	**204**	181
Acceptances, letters of credit and guarantee	**12**	17	15	**63**	63
Securitization revenues (Note 7)	**55**	51	67	**204**	204
Foreign exchange revenues	**14**	16	17	**66**	67
Trust services and mutual funds	**53**	52	52	**210**	160
Other	**45**	50	43	**180**	166
	582	546	434	**2,038**	1,584
Total revenues	**903**	851	795	**3,362**	3,028
Provision for credit losses	**50**	45	53	**177**	490
	853	806	742	**3,185**	2,538
Operating expenses					
Salaries and staff benefits	**353**	325	300	**1,287**	1,147
Occupancy	**49**	49	55	**192**	191
Computers and equipment	**82**	72	87	**312**	305
Communications	**20**	19	20	**80**	77
Professional fees	**30**	30	33	**112**	99
Other	**90**	63	45	**276**	221
	624	558	540	**2,259**	2,040
Income before income taxes, non-controlling interest and discontinued operations	**229**	248	202	**926**	498
Income taxes	**66**	80	56	**277**	150
	163	168	146	**649**	348
Non-controlling interest	**6**	7	7	**27**	30
Income before discontinued operations	**157**	161	139	**622**	318
Discontinued operations	**1**	1	(4)	**2**	111
Net income	**158**	162	135	**624**	429
Dividends on preferred shares	**6**	6	5	**25**	21
Net income available to common shares	**152**	156	130	**599**	408
Number of common shares outstanding (thousands)					
Average - basic	**174,585**	175,363	183,124	**177,751**	186,608
Average - diluted	**176,347**	177,038	184,168	**179,235**	187,727
End of period				**174,620**	182,596
Income before discontinued operations per common share					
Basic	**0.87**	0.88	0.73	**3.36**	1.59
Diluted	**0.86**	0.87	0.73	**3.33**	1.59
Net income per common share					
Basic	**0.87**	0.89	0.71	**3.37**	2.18
Diluted	**0.86**	0.88	0.71	**3.34**	2.18
Dividends per common share	**0.28**	0.28	0.24	**1.08**	0.93

Consolidated Balance Sheet

(unaudited) (millions of dollars)	October 31 2003	July 31 2003	October 31 2002
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	**313**	325	245
Deposits with financial institutions	**6,734**	6,271	6,619
	7,047	6,596	6,864
Securities			
Investment account	**6,998**	6,879	6,863
Trading account	**19,151**	14,632	13,179
Loan substitutes	**30**	63	76
	26,179	21,574	20,118
Loans			
Residential mortgage	**13,976**	13,784	12,867
Personal and credit card	**6,101**	6,012	5,561
Business and government	**18,934**	19,857	20,680
Securities purchased under reverse repurchase agreements	**3,955**	3,595	2,366
Allowance for credit losses	**(630)**	(642)	(662)
	42,336	42,606	40,812
Other			
Customers' liability under acceptances	**3,334**	3,344	2,988
Assets held for disposal	**-**	19	313
Premises and equipment	**263**	245	255
Goodwill	**660**	660	661
Intangible assets	**183**	183	184
Other assets	**2,421**	3,167	2,398
	6,861	7,618	6,799
	82,423	78,394	74,593
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**23,512**	23,501	22,607
Business and government	**22,700**	23,173	22,582
Deposit-taking institutions	**5,251**	4,853	6,501
	51,463	51,527	51,690
Other			
Acceptances	**3,334**	3,344	2,988
Obligations related to securities sold short	**8,457**	6,227	5,542
Obligations related to securities sold under repurchase agreements	**8,674**	6,182	4,416
Other liabilities	**4,484**	5,147	3,978
	24,949	20,900	16,924
Subordinated debentures	**1,516**	1,543	1,592
Non-controlling interest	**398**	424	486
Shareholders' equity			
Preferred shares	**375**	375	300
Common shares	**1,583**	1,580	1,639
Contributed surplus	**2**	2	-
Retained earnings	**2,137**	2,043	1,962
	4,097	4,000	3,901
	82,423	78,394	74,593

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended October 31		Fiscal year ended October 31	
	2003	2002	2003	2002
Cash flows from operating activities				
Net income	158	135	624	429
Adjustments for:				
Provision for credit losses excluding discontinued operations	50	53	177	490
Provision for credit losses attributed to discontinued operations	1	-	1	(51)
Amortization of premises and equipment	13	18	49	58
Future income taxes	3	(19)	5	(24)
Translation adjustment on foreign currency of subordinated debentures	(28)	(8)	(76)	(10)
Impairment charge	-	2	-	139
Losses (gains) on sale of investment account securities, net	-	7	(1)	(41)
Gains on securitization of assets	(29)	(27)	(87)	(46)
Stock option expense (Note 2)	-	-	2	-
Change in interest payable	56	(10)	72	(153)
Change in interest receivable	(49)	(22)	(34)	(25)
Change in income taxes payable	72	68	208	164
Change in unrealized losses and nets amounts payable on derivative contracts	(289)	133	10	124
Change in trading account securities	(4,519)	(1,256)	(5,972)	(2,187)
Excess contributions over expense for employee future benefit plans	(178)	-	(255)	-
Change in other items	537	(186)	554	(234)
	(4,202)	(1,112)	(4,723)	(1,367)
Cash flows from financing activities				
Change in deposits	(64)	400	(227)	254
Redemption and maturity of subordinated debentures	-	-	-	(45)
Issuance of common shares	3	10	26	53
Issuance of preferred shares	-	-	200	-
Repurchase of common shares for cancellation	-	(28)	(298)	(306)
Redemption of preferred shares for cancellation	-	-	(125)	(192)
Dividends paid on common shares	(98)	(45)	(235)	(174)
Dividends paid on preferred shares	(6)	(5)	(25)	(21)
Change in obligations related to securities sold short	2,230	500	2,915	163
Change in obligations related to securities sold under repurchase agreements	2,492	834	4,258	9
Change in other items	(8)	-	(16)	(4)
	4,549	1,666	6,473	(263)
Cash flows from investing activities				
Change in loans	(186)	(997)	(1,528)	(3,267)
Proceeds on new securitized assets	767	545	1,729	1,880
Proceeds from sale of asset-based loans	-	-	-	2,540
Purchases of investment account securities	(6,504)	(6,402)	(21,342)	(21,432)
Sales of investment account securities	6,418	5,996	21,220	21,329
Change in securities purchased under reverse repurchase agreements	(360)	305	(1,589)	1,675
Net acquisition of premises and equipment	(31)	(28)	(57)	(63)
	104	(581)	(1,567)	2,662
Increase (decrease) in cash and cash equivalents	451	(27)	183	1,032
Cash and cash equivalents at beginning	6,596	6,891	6,864	5,832
Cash and cash equivalents at end	7,047	6,864	7,047	6,864
Cash and cash equivalents				
Cash and deposits with Bank of Canada	313	245	313	245
Deposits with financial institutions	6,734	6,619	6,734	6,619
Total	7,047	6,864	7,047	6,864
Interest and dividends paid	346	343	1,395	1,519
Income taxes paid	14	13	126	101

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Fiscal year ended October 31	
	2003	2002
Preferred shares at beginning	300	492
Issuance of preferred shares (Note 6)	200	-
Redemption of preferred shares, Series 10,11 and 12, for cancellation (Note 6)	(125)	(192)
Preferred shares at end	375	300
Common shares at beginning	1,639	1,668
Issuance of common shares	26	53
Repurchase of common shares for cancellation (Note 6)	(82)	(82)
Common shares at end	1,583	1,639
Contributed surplus at beginning	-	-
Stock option expense (Note 2)	2	-
Contributed surplus at end	2	-
Retained earnings at beginning	1,962	1,956
Net income	624	429
Dividends		
Preferred shares	(25)	(21)
Common shares	(193)	(174)
Income taxes related to dividends on preferred shares, Series 10,11,12,13 and 15	-	(2)
Premium paid on common shares repurchased for cancellation (Note 6)	(216)	(224)
Foreign currency translation adjustement, net of income taxes	(11)	(2)
Share issuance expenses, net of income taxes	(4)	-
Retained earnings at end	2,137	1,962
Shareholders' equity	4,097	3,901

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2003.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent annual report for the year ended October 31, 2002, with the exception of the new standards described in Note 2 and the recording in the first quarter of 2002 of the difference between the general allowance for credit risk according to the guidance provided by the Superintendent of Financial Institutions Canada and according to Canadian GAAP, as described in Note 28 to the 2002 annual consolidated financial statements.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.30. Furthermore, return on common shareholders' equity would have decreased by 6.26%.

Notes to the Consolidated Financial Statements (cont.)

2. Recent Standards Adopted

Stock-Based Compensation

On November 1, 2002, the Bank adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. A description of the new accounting policies and the impact of the adoption of this new standard on the consolidated financial statements for the year ended October 31, 2003 are presented below.

A. Stock Appreciation Rights (SAR) Plan

In accordance with this new standard, SARs are recorded at fair value by mesuring, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002. Furthermore, the new standard had no material impact on the consolidated financial statements for the year ended October 31, 2003.

B. Stock Option Plan

The Bank has adopted the fair value-based method to record stock options awarded subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model.

Cost is recognized using a straight-line method over the vesting period, namely, four years, as an increase in the compensation expense and contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, the Bank continues to apply the accounting policy described in Note 1 to the 2002 annual consolidated financial statements.

The fair value on the grant date of the options awarded in 2003 was estimated at $6.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.54%, ii) an expected life of options of six years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the year ended October 31, 2003 was an increase of approximately $2.2 million in compensation expense and in contributed surplus.

Disclosure of Guarantees

On April 30, 2003, the Bank adopted the requirements of the CICA's Accounting Guideline no14 entitled "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to

Notes to the Consolidated Financial Statements (cont.)

perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect on October 31, 2003 are described below:

Letters of Guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet his financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The maximum potential future payments for letters of guarantee totalled approximately $903 million as at October 31, 2003. The general allowance for credit losses recorded covers all credit risks including those relating to letters of guarantee.

Liquidity Facilities

The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by the Bank further to securitization operations. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the programs would be unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at October 31, 2003, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $441 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Derivatives

In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements by which the Bank grants the purchaser the right, but not the obligation, to sell to the Bank by or at a predetermined date, a specific amount of currency, or a commodity or financial instrument, at a price agreed to when the option is contracted. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $1,022 million as at October 31, 2003. At that date, the Bank had recorded liabilities of $5 million in the Consolidated Balance Sheet with respect to these written put options.

Securities lending

In accordance with securities lending agreements the Bank has entered into with certain clients who have previously entrusted it with the safekeeping of their securities, the Bank, as an agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against all potential losses, the Bank requires from the borrower as security a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of securities loaned totalled $1.6 billion as at October 31, 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from securities lending operations.

Sale of a business and operations

Under agreements with respect to the sale of a business and operations, the Bank has agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date they were made. In cases where the maximum potential future payments are limited by the agreements, the maximum amount for all such agreements totalled approximately $244 million as at October 31, 2003. One agreement does not limit the maximum potential future payments if the

Notes to the Consolidated Financial Statements (cont.)

guarantee is enforced and the nature of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The applicable period of the various indemnification clauses are described in the agreements and may vary. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Business Acquisition

In June 2002, the Bank purchased Putnam Lovell Group Inc., a U.S. investment bank. The aggregate consideration paid on closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million at that date plus a cash payment of $1 million. An additional amount consisting of 476,119 common shares of the Bank valued at $15 million at that date will be paid in 2004, contingent upon certain profitability objectives being achieved. The value of the common shares was based on the average closing price of the shares of the Bank over a period of several days preceding the date on which the number of shares was determined, namely, June 18, 2002. No amount has been accrued in the Consolidated Balance Sheet with respect to this additional consideration.

Other indemnification agreements

In the normal course of business, including securitization operations, the Bank enters into contractual agreements other than those described above. Under these agreements, the Bank agrees to compensate the counterparties for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive clauses. The nature of these agreements prevents the Bank from making a reasonable estimate of the maximum potential amount it could be required to pay. The term of these agreements is described in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

In accordance with a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all the commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital, namely, $25.5 million as at October 31, 2003. This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn on and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Disposal of Long-Lived Assets and Discontinued Operations

In 2002, the CICA issued a new standard entitled "Disposal of Long-Lived Assets and Discontinued Operations", which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of non-monetary long-lived assets. Long-lived assets to be disposed of other than by sale should continue to be classified as held-for-use until their disposal. Long-lived assets held for sale that meet certain criteria should be presented separately on the balance sheet and measured at the lower of their carrying value or fair value, less cost to sell.

Furthermore, the standard broadens the definition of discontinued operations. This change did not affect the presentation of discontinued operations.

This new standard applies to discontinued operations underway, subsequent to a commitment to follow a plan, since May 1, 2003. These new requirements did not have a material impact for the Bank.

3. Recent Accounting Standards Pending Adoption

Hedging Relations

CICA Accounting Guideline no13, "Hedging Relationships" (AcG-13), identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. The provisions of the new Guideline apply to fiscal years beginning on or after July 1, 2003. Effective November 1, 2003, the Bank will apply Accounting Guideline 13, "Hedging Relationships". Monetary or derivative financial instruments used in risk management qualifying for hedge accounting will be recorded using the hedge accounting methodology described in Note 1, of the 2002 Annual Report.

When the risk coverage no longer qualifies as an effective hedge, hedge accounting will be discontinued prospectively, and the financial instrument will be carried at fair value on the balance sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128 "Accounting for Trading

Notes to the Consolidated Financial Statements (cont.)

Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 will be carried at fair value on the balance sheet as at November 1, 2003. The resulting $16 million transitional gain will be deferred and recognized in income over the remaining term of the financial instruments.

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline no15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements which apply to periods beginning on January 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

Impairment of Long-Lived Assets

In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003. The standard will have no impact on the financial statements at the date of adoption.

Equity-Linked Deposit Contracts

In 2003, the CICA issued Accounting Guideline 17 "Equity-Linked Deposit Contracts" (AcG-17). Under this Guideline, starting November 1, 2003, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle the investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment or a variable amount calculated based on the return on equities or an equity index. Any subsequent changes in fair value will be recognized in the Consolidated Statement of Income as they arise. Under the transitional provisions for AcG-17, the Bank can charge to opening retained earnings the difference as at November 1, 2003 between the carrying value and fair value of obligations to make variable payments as well as the difference between the carrying value and fair value of any related derivative which has been the object of adjustments arising from the cessation of hedge accounting for such derivatives on initial application of Accounting Guideline 13 "Hedging Relationships". The Bank intends to adopt the provisions of AcG-17 effective November 1, 2003. The adoption of this Guideline will not have a material impact on the 2004 financial statements.

4. Loans and Impaired Loans

		Impaired loans			
	Gross amount	Gross	Specific allowance	Country risk allowance	Net
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	18,934	436	186	19	231
Securities purchased under reverse repurchase agreements	3,955	-	-	-	-
	42,966	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)
October 31, 2002 [2]					
Residential mortgage	12,867	23	3	-	20
Personal and credit card	5,561	33	12	-	21
Business and government	20,680	447	220	22	205
Securities purchased under reverse repurchase agreements	2,366	-	-	-	-
	41,474	503	235	22	246
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(159)

As at October 31, 2003, the foreclosed assets held for sale amounted to $6 million and foreclosed assets held for use, $4 million.

(1) The general allowance for credit risk was created taking into account the Bank's credit risk in its entirety.

(2) As at October 31, 2002, foreclosed assets for settlement of impaired loans held for sale included in total impaired loans, net of the corresponding specific allowance, amounted to $8 million.

Notes to the Consolidated Financial Statements (cont.)

5. Allowance for credit losses

For the year ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	October 31 2003	October 31 2002
Allowance at beginning	235	296	109	22	**662**	879
Transfer of allowance for assets held for disposal	-	-	-	-	**-**	(45)
Amounts related to discontinued operations	(1)	-	-	-	**(1)**	(51)
Provision for credit losses	177	4	(4)	-	**177**	490
Write-offs	(255)	-	-	(3)	**(258)**	(660)
Recoveries	50	-	-	-	**50**	49
Allowance at end	206	300	105	19	**630**	662

6. Capital Stock

Issued and fully paid as at October 31, 2003

First preferred shares		
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		375
174,619,903	common shares	1,583
		1,958
6,131,515	stock options outstanding	N/A

Issuance of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with a non-cumulative preferential dividend payable quarterly in an amount of $0.365625 per share, Series 15, for an aggregate consideration of $195 million, net of commissions totalling $5 million.

These shares are redeemable, subject to the prior approval of the Superintendent of Financial Institutions, as of May 15, 2008, in whole or in part, at $26 per share if they are redeemed before May 15, 2009, at $25.75 per share if they are redeemed during the 12-month period prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12-month period prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12-month period prior to May 15, 2012, and at $25.00 per share if they are redeemed as of May 15, 2012, in each case, plus all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares

On January 20, 2003, the Bank started a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at October 31, 2003, the Bank has completed the repurchase of the 9,100,000 common shares at a cost of $298 million, which reduced common equity capital by $82 million and retained earnings by $216 million.

Redemption of preferred shares

On May 15, 2003, the Bank redeemed, for cancellation, all Series 12 non-cumulative first preferred shares at a price of $25 per share, plus declared and unpaid dividends up to the redemption date.

7. Securitization

CMHC-guaranteed mortgage loans

During the fourth quarter of 2003, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $567 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $568 million and retained the rights to future excess interest in the amount of $20 million. Transaction costs of $2 million were recognized in the Consolidated Statement of Income under "Securitization revenues". A pre-tax gain of approximately $18 million, net of transaction fees of $2 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

Notes to the Consolidated Financial Statements (cont.)

8. Segment Disclosures [1]

Quarter ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income [2]	320	304	24	23	31	83	(42)	(42)	333	368
Other income [2]	161	149	152	132	244	117	44	49	601	447
Total revenues	481	453	176	155	275	200	2	7	934	815
Operating expenses	307	293	137	131	153	120	27	(4)	624	540
Contribution	174	160	39	24	122	80	(25)	11	310	275
Provision for credit losses [3]	51	53	-	1	8	9	(9)	(10)	50	53
Income before income taxes, non-controlling interest and discontinued operations	123	107	39	23	114	71	(16)	21	260	222
Income taxes [2]	44	39	14	8	41	22	(2)	7	97	76
Non-controlling interest	-	-	1	-	-	-	5	7	6	7
Income before discontinued operations	79	68	24	15	73	49	(19)	7	157	139
Discontinued operations	-	-	-	-	-	-	1	(4)	1	(4)
Net income	79	68	24	15	73	49	(18)	3	158	135
Average assets	39,101	38,258	662	736	39,320	35,002	(5,156)	(6,648)	73,927	67,348

Fiscal year ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income [4]	1,248	1,190	91	89	186	321	(159)	(127)	1,366	1,473
Other income [4]	629	592	567	522	745	508	152	19	2,093	1,641
Total revenues	1,877	1,782	658	611	931	829	(7)	(108)	3,459	3,114
Operating expenses	1,157	1,113	526	506	527	416	49	5	2,259	2,040
Contribution	720	669	132	105	404	413	(56)	(113)	1,200	1,074
Provision for credit losses [3]	207	219	-	1	39	39	(69)	231	177	490
Income before income taxes, non-controlling interest and discontinued operations	513	450	132	104	365	374	13	(344)	1,023	584
Income taxes [4]	185	167	47	35	130	133	12	(99)	374	236
Non-controlling interest	-	-	4	3	-	-	23	27	27	30
Income before discontinued operations	328	283	81	66	235	241	(22)	(272)	622	318
Discontinued operations	-	-	-	-	-	-	2	111	2	111
Net income	328	283	81	66	235	241	(20)	(161)	624	429
Average assets	38,679	38,337	665	769	37,819	37,067	(5,492)	(6,881)	71,671	69,292

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Since November 1, 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to take these changes into account.

(2) Net interest income was grossed up by $12 million ($7 million in 2002) and other income by $19 million ($13 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the operating segments are determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the "Other" heading.

(4) Net interest income was grossed up by $42 million ($29 million in 2002) and other income by $55 million ($57 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

NATIONAL BANK OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters. By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments. Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department, by telephone at (514) 394-0296, by fax at (514) 394-6196 or by e-mail at investorrelations@nbc.ca. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**.

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at **clientele@tbn.bnc.ca**.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at **clientele@tbn.bnc.ca**.

www.nbc.ca/investorrelations

BANQUE
NATIONALE
DU CANADA

Pour diffusion immédiate

Communiqué

Les états financiers consolidés vérifiés de la Banque Nationale pour l'exercice terminé le 31 octobre 2003 sont disponibles aujourd'hui pour consultation sur son site web

Montréal, le 22 décembre 2003 – La Banque Nationale du Canada a annoncé aujourd'hui que ses états financiers consolidés vérifiés pour l'exercice terminé le 31 octobre 2003 sont disponibles sur son site Internet à l'adresse suivante : www.bnc.ca/relationsinvestisseurs.

Ces mêmes documents seront également inclus dans le rapport annuel 2003 de la Banque Nationale qui sera envoyé aux actionnaires et sera disponible sur le site Internet le ou après le 30 janvier 2003 .

Renseignements: Elaine Carr, directrice, Relations investisseurs, (514) 394-0296, relationsinvestisseurs@bnc.ca

-30-

For immediate release

National Bank Audited Consolidated Financial Statements for year ended October 31, 2003 available today for consultation on its web site.

Montreal, December 22, 2003 – National Bank of Canada announced today that it has made available its Audited Consolidated Financial Statements for the fiscal year ended October 31, 2003 on its web site at the following address: www.nbc.ca/investorrelations.

These same documents will also be included in National Bank's 2003 Annual Report which will be sent to shareholders and will be available on the web site on or after January 30, 2003.

Source: Elaine Carr, Director, Investor Relations, (514) 394-0296, investorrelations@nbc.ca

-30-

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 3 dated December 22, 2003

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2013

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2003-12 Notes
PRINCIPAL AMOUNT:	MINIMUM CDN$990,000 (10,000 Notes) MAXIMUM CDN$4,950,000 (50,000 Notes) — CUSIP No.: 633067673
INITIAL INDEX VALUE:	CDN$99 per Note
ISSUE AND DELIVERY DATE:	December 30, 2003
NET PROCEEDS TO BANK:	MINIMUM CDN$990,000 MAXIMUM CDN$4,950,000 (if all the Notes are sold and excluding expenses of issue)
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	280,837 (excluding those described in this Pricing Supplement)
FINAL MATURITY DATE:	December 30, 2013
MANAGEMENT FEE:	1.00% per annum
SERVICE FEE:	1.00% per annum

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. Beginning January 1, 2004, the Bank will amend the scope of the audit with respect to the Program. From such day forward, the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. However, the semi-annual audit of the financial statements of the Program will thereafter be discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than the interim consolidated financial statements of the Bank for the quarter ended July 31, 2003 and the Bank's press release dated December 4, 2003 respecting the Bank's financial results for the quarter and year ended October 31, 2003.

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 2 dated November 25, 2003

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2013

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2003-11-02 Notes	
PRINCIPAL AMOUNT:	US$3,015,500 (30,155 Notes)	CUSIP No.: 633067681
ISSUE PRICE:	US$100 per Note	
ISSUE AND DELIVERY DATE:	November 28, 2003	
NET PROCEEDS TO BANK:	US$3,015,500 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	242,247 (excluding those described in this Pricing Supplement and in the pricing supplement relating to the series 2003-11-01 Notes)	
FINAL MATURITY DATE:	November 28, 2013	
MANAGEMENT FEE:	1.00% per annum	
SERVICE FEE:	0.0% per annum	

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. Beginning January 1, 2004, the Bank proposes to amend the scope of the audit with respect to the Program. From such day forward, the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. However, the semi-annual audit of the financial statements of the Program will thereafter be discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than the interim consolidated financial statements of the Bank for the quarter ended July 31, 2003.

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 1 dated November 25, 2003

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2013

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2003-11-01 Notes	
PRINCIPAL AMOUNT:	CDN$2,425,000 (24,250 Notes)	CUSIP No.: 633067699
ISSUE PRICE:	CDN$100 per Note	
ISSUE AND DELIVERY DATE:	November 28, 2003	
NET PROCEEDS TO BANK:	CDN$2,425,000 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	242,247 (excluding those described in this Pricing Supplement and in the pricing supplement relating to the series 2003-11-02 Notes)	
FINAL MATURITY DATE:	November 28, 2013	
MANAGEMENT FEE:	1.00% per annum	
SERVICE FEE:	0.35% per annum	

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. Beginning January 1, 2004, the Bank proposes to amend the scope of the audit with respect to the Program. From such day forward, the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. However, the semi-annual audit of the financial statements of the Program will thereafter be discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than the interim consolidated financial statements of the Bank for the quarter ended July 31, 2003.

04 JAN 20 AM 7:21

NATIONAL BANK OF CANADA

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

CANADIAN SECURITIES ADMINISTRATORS

---

1. NAME OF ISSUER

National Bank of Canada (the "Bank").

2. SECURITIES SOUGHT

The Bank has the intention to acquire, from time to time during the period set out below, on The Toronto Stock Exchange up to a maximum of 8,700,000 common shares (symbol : NA) representing approximately 5% of the issued and outstanding common shares. As at November 28, 2003, 175,154,014 common shares were issued and outstanding. The common shares acquired pursuant to the Normal Course Issuer Bid will be cancelled.

The Bank presently intends to acquire the common shares pursuant to this Normal Course Issuer Bid.

3. TIME PERIOD

The Normal Course Issuer Bid for the common shares will commence on or about December 8, 2003 and will terminate on the first of the following dates: (i) when the Bank will have acquired the maximum amount of common shares stipulated above or (ii) will have decided not to buy any more common shares or (iii) on December 7, 2004.

4. METHOD OF ACQUISITION AND PAYMENT FOR SECURITIES

The purchase of common shares will be effected on the open market through the facilities of The Toronto Stock Exchange. The purchase and payment of common shares will be made by the Bank in accordance with the by-laws and rules of The Toronto Stock Exchange.

5. CONSIDERATION OFFERED

The price that the Bank will pay for any common shares acquired by it will be the market price of the common shares at the time of acquisition. The funds for the purchase of the common shares will be provided from the working capital of the Bank.

The Bank and the vendors of the common shares will be responsible for the payment of commissions to their respective brokers through which the purchases and sales will be made at the applicable prevailing rate at the moment of the acquisition.

6. REASONS FOR THE NORMAL COURSE ISSUER BID

In the opinion of the Board of Directors of the Bank, the acquisition of the common shares represents a proper utilization of its available funds.

7. ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Bank, its Directors and Senior Officers, after reasonable inquiry, none of the Directors or Senior Officers or any person holding 10% or more of any class of equity securities of the Bank, or any person acting jointly or in concert with the Bank, or any associate of a Director or Senior Officer of the Bank, intends to sell common shares during the course of this Normal Course Issuer Bid.

8. BENEFITS FROM THE NORMAL COURSE ISSUER BID

Not applicable.

9. MATERIAL CHANGES IN THE AFFAIRS OF THE BANK

To the knowledge of the Bank, its Directors and Senior Officers, after reasonable inquiry, there are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Bank.

10. SIGNATURE

The purchase of common shares in accordance with the present notice has been duly authorized by the Board of Directors of the Bank who has also authorized any Member of the Executive Committee or Directors or the Undersigned or any Assistant Secretary to sign the present notice.

Montréal, December 4, 2003.

(signed) Johanne Dupont
Johanne Dupont
Vice-President and Corporate Secretary
National Bank of Canada

BANQUE NATIONALE DU CANADA

ARTICLE 189.1.3 DU RÈGLEMENT
SUR LES VALEURS MOBILIÈRES (QUÉBEC)

OFFRE PUBLIQUE DE RACHAT DANS LE
COURS NORMAL DES ACTIVITÉS

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

---

1. DÉNOMINATION ET ADRESSE DU SIÈGE SOCIAL DE LA SOCIÉTÉ VISÉE :

Banque Nationale du Canada (la « **Banque** »)
600, rue de La Gauchetière Ouest, 4ième étage
Montréal (Québec)
H3B 4L2

2. NOM ET ADRESSE DE L'INITIATEUR :

Banque Nationale du Canada
600, rue de La Gauchetière Ouest, 4ième étage
Montréal (Québec)
H3B 4L2

3. DÉSIGNATION DES TITRES QUI FONT L'OBJET DE L'OFFRE :

Actions ordinaires.

4. DATE DE L'AVIS D'INTENTION :

Le 28 novembre 2003.

5. DATE DE L'OFFRE :

L'offre publique de rachat dans le cours normal des activités (l' « **offre** ») s'étend du 8 décembre 2003 jusqu'à la première des dates suivantes, soit (i) la date à laquelle la Banque aura acquis le nombre maximal d'actions ordinaires visées par l'offre, ou (ii) autrement décidé de ne pas faire d'autres acquisitions, ou (iii) le 7 décembre 2004.

6. NOMBRE DE TITRES DE LA CATÉGORIE SUR LAQUELLE PORTE L'OFFRE QUE L'INITIATEUR COMPTE ACQUÉRIR :

La Banque a l'intention d'acquérir, à l'occasion et durant la période spécifiée au paragraphe 5 ci-haut, au moyen d'achats normaux sur le marché, jusqu'à concurrence de 8 700 000 actions ordinaires, soit un nombre d'actions ordinaires représentant approximativement 5 % des actions ordinaires émises et en circulation.

7. VALEUR DE LA CONTREPARTIE OFFERTE :

Le cours du marché sur la Bourse de Toronto des actions ordinaires visées par l'offre au moment du rachat.

Le cours de clôture des actions ordinaires le jour précédant le dépôt de l'avis d'intention, soit le 3 décembre 2003, était de 41.69 $ par action.

8. DROITS PAYABLES SUR L'OFFRE :

Conformément à l'article 271.4 du Règlement :

0,02 % * ¼ * 41.69 $ * 8 700 000 actions – 15% rabais : **15 415 $**

CET AVIS NE CONTIENT AUCUNE FAUSSE DÉCLARATION OU OMISSION

Montréal, le 4 décembre 2003

BANQUE NATIONALE DU CANADA

par : *(signé) Johanne Dupont*
Me Johanne Dupont
Vice Présidente et Secrétaire Corporative

December 23, 2003

VIA SEDAR

Commission des valeurs mobilières du Québec
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Subject: National Bank of Canada ("National Bank")
National Policy Statement 31 - *Change of Auditors of a Reporting Issuer*

The Board of Directors of National Bank confirms its intention to recommend, at the annual meeting of shareholders to be held on March 10, 2004, the continued appointment of Samson Bélair / Deloitte & Touche s.e.n.c.r.l. as auditor and to act as sole auditor of National Bank beginning with its 2004 fiscal year. Furthermore, the Board of Directors determined at the Board meeting held on December 4, 2003, not to put PricewaterhouseCoopers LLP forward for reappointment as National Bank's second auditor.

In accordance with the National Policy Statement 31, please find enclosed:

a) the required notice of change of auditor;

b) a letter from Samson Bélair / Deloitte & Touche s.e.n.c.r.l., the auditor to continue its appointment with National Bank; and

c) a letter from PricewaterhouseCoopers LLP, the auditor which will not be proposed for reappointment at the annual meeting of shareholders to be held on March 10, 2004.

On behalf of National Bank, the undersigned hereby confirms that the notice and letters referred to above have been reviewed by the Board of Directors of National Bank.

Yours truly,

"Johanne Dupont"
Vice-President and Corporate Secretary

Encls.
c.c.: Alain Côté, Samson Bélair / Deloitte & Touche s.e.n.c.r.l.
Marc-André Pinard, PricewaterhouseCoopers LLP

NOTICE OF CHANGE OF AUDITOR

CANADIAN SECURITIES ADMINISTRATORS

NATIONAL POLICY STATEMENT 31

National Bank of Canada ("National Bank") hereby gives notice, pursuant to National Policy Statement 31, as follows:

1. Currently, National Bank engages two audit firms, being Samson Bélair / Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP. The Audit and Risk Management Committee of National Bank conducted an extensive review of National Bank's audit requirements, including the practice of using, in Canada, the services provided by two global auditing firms. As a consequence, the Board of Directors selected Samson Bélair / Deloitte & Touche s.e.n.c.r.l. to continue its appointment as auditor and to act as sole auditor of National Bank beginning with its 2004 fiscal year.

2. At the Board meeting held on December 4, 2003, the Board of Directors determined not to put PricewaterhouseCoopers LLP forward for reappointment as National Bank's second auditor. As such, the Board of Directors intends to propose, at the annual meeting of shareholders to be held on March 10, 2004, the reappointment of Samson Bélair / Deloitte & Touche s.e.n.c.r.l., as its sole auditor.

3. There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on National Bank's annual consolidated financial statements for the two fiscal years preceding the date of this notice, being the reports of Samson Bélair / Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP for the fiscal years ended October 31, 2002 and October 31, 2003, other than the impact, for fiscal year ended October 31, 2002, of the general allowance for credit losses required by the Superintendent of Financial Institutions Canada. Since January 31, 2002, National Bank's general allowance for credit risk has been in accordance with Canadian generally accepted accounting principles with the accounting treatment of the Superintendent of Financial Institutions Canada.

4. There have been no reportable events (including disagreements, unresolved issues or consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

Signed in Montréal, Québec on December 15 , 2003.

"*Johanne Dupont*"

Johanne Dupont
Vice-President and Corporate Secretary

Samson Bélair/Deloitte & Touche, S.E.N.C.R.L.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal, QC H3B 4T9
Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Samson Bélair Deloitte & Touche

December 15, 2003

VIA SEDAR

Commission des valeurs mobilières du Québec
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Madams:

Subject: National Bank of Canada ("National Bank")
National Policy Statement 31 - ***Change of Auditors of a Reporting Issuer***

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 15, 2003 delivered to us by National Bank.

Pursuant to paragraph 4.7 of National Policy Statement 31, please accept this letter as confirmation of Samson Bélair / Deloitte & Touche s.e.n.c.r.l. that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained therein.

Yours truly,

Samson Bélair Deloitte & Touche

Chartered Accountants

c.c.: Johanne Dupont, Vice-President and Corporate Secretary, National Bank of Canada
Marc-André Pinard, PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502

December 15, 2003

VIA SEDAR

Commission des valeurs mobilières du Québec
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Subject: National Bank of Canada ("National Bank")
National Policy Statement 31 - *Change of Auditors of a Reporting Issuer*

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 15, 2003 delivered to us by National Bank.

Pursuant to paragraph 4.7 of National Policy Statement 31, please accept this letter as confirmation of PricewaterhouseCoopers LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained therein.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

c.c.: Johanne Dupont, Vice-President and Corporate Secretary, National Bank of Canada
Alain Côté, Samson Bélair / Deloitte & Touche s.e.n.c.r.l.